Submitted under Rule 202 of Regulation S-T


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                Mycom Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   62845X 10 6
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                                 (CUSIP Number)

                                 T. Clay Lehmann
                           602 Main Street, Suite 1200
                             Cincinnati, Ohio 45202
                                  513-352-5560
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 17, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Submitted under Rule 202 of Regulation S-T

CUSIP No. ...........................................................62845X 10 6

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Rob R.Bransom, James T. Bobbitt, Broughton Acquisition, LLC (Bransom & Bobbit each owning 50% of the LLC)
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)    (X)
          (b)

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     3. SEC Use Only

        ........................................................................

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     4. Source of Funds......PF, OO  (100% of common stock of Bobbitt Bransom,
                                      Inc.)

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     5. N/A



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     6. All reporting persons are citizens of the United States



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Number of           7. Sole Voting Power......Bransom - 23,500,000 shares,
Shares                 Bobbitt - 23,500,000 shares
Beneficially
Owned by               ---------------------------------------------------------
Each                8. Shared Voting Power
Reporting
Person With            ....................................................None

                    9. Sole Dispositive Power..... Bransom - 23,500,000 shares,
                       Bobbitt - 23,500,000 shares

                       ---------------------------------------------------------




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Submitted under Rule 202 of Regulation S-T



                   10. Shared Dispositive Power ...........................None

     11. Aggregate Amount Beneficially Owned by Each Reporting Person ...23,500,000 for Bransom, and 23,500,000 for Bobbitt

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     12. Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares.............NO

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     13. Percent of Class Represented by Amount in Row (11) .............Bransom
         - 33.7%, Bobbitt - 33.7%

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     14. Type of Reporting Person:

         Bransom, IN Bobbitt, IN, Broughton Acquistion, LLC, OO (a limited liability company)

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INSTRUCTIONS FOR COVER PAGE

            Security and Issuer

ITEM 1. This Statement on Schedule 13D relates to Common Stock of Mycom Group, Inc. ("Mycom"), a Nevada corporation , with its principal executive offices at 602 Main Street, Cincinnati, Ohio 45202.

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State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.
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            Identity and Background

ITEM 2. This Statement is being filed by Rob R. Bransom and James T. Bobbitt, and by Rob R. Bransom for Broughton Acquisition, LLC, an Ohio limited liability company.

            (a) Name; Broughton Acquisition, LLC

            (b) Residence or business address;  4243 Hunt Rd., Suite 215,
                Cincinnati, Oh 45242

            (c)   N/A

            (d) During the last five years, none of the reporting persons has been convicted in a
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
Submitted under Rule 202 of Regulation S-T

                  criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   All reporting persons are United States citizens.
--------------------------------------------------------------------------------

               Source and Amount of Funds or Other Consideration

               Messers Bransom and Bobbit each purchased 13,500,000 shares from the principal shareholders of Mycom for $544,335 each, totaling $1,088,670 through their ownership in Broughton Acquisition, LLC. Personal funds are being used for such purchase. Further information regarding such stock purchase is contained in Exhibit A hereto and incorporated by reference herein.

ITEM 3. Messers Bransom and Bobbitt each acquired 10,000,000 shares from newly issued Mycom shares in exchange for 100% of the outstanding shares of Bobbitt & Bransom, Inc., an Ohio corporation in which Messers Bransom and Bobbitt each owned 50% prior to this merger, and a note from Mycom to Messers Bransom and Bobbitt in the amount of $1,175,714. Further information regarding such merger is contained in Exhibit B hereto and incorporated by reference herein

--------------------------------------------------------------------------------
               Purpose of Transaction

ITEM 4. The primary purpose of the transaction was to merge the operations and businesses of Mycom and Bobbitt & Bransom (d.b.a. Broughton International). See Exhibits A & B for further information regarding Item 4.

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:


               (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; FINDERS FEE, SEE EXHIBIT C

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; NONE

               (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                    NONE

               (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; SEE EXHIBIT B, SECTION 3.9 FOR NEW DIRECTORS

               (e) Any material change in the present capitalization or dividend policy of the issuer;

                    NONE

               (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; NONE


               (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; NONE

               (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; NONE


               (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4)
                    of the Act; or ......NONE


               (j)  Any action similar to any of those enumerated above. NONE

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ITEM 5.        Interest in Securities of the Issuer
--------------------------------------------------------------------------------

               (a) Rob R. Bransom, 23,500,000 shares and 33.7% of the current outstanding shares
                    James T. Bobbitt, 23,500,000 shares and 33.7% of the current outstanding shares

               (b)  Rob R. Bransom, 23,500,000 shares
                    James T. Bobbitt, 23,500,000 shares

               (c)  See Items 3 &4.

               (d)   N/A

               (e)   N/A
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ITEM 6.        Contracts, Arrangements, Understandings or Relationships with
               Respect to Securities of the Issuer SEE EXHIBIT C - AGREEMENT FOR FINDERS FEES
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               Material to Be Filed as Exhibits

               Exhibit A - STOCK PURCHASE AGREEMENT

ITEM 7.        Exhibit B - AGREEMENT AND PLAN OF REORGANIZATION

               Exhibit C - AGREEMENT FOR FINDERS FEES
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
Submitted under Rule 202 of Regulation S-T



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date                        Date                          Date
April 26, 2001              April 26, 2001                April 26, 2001

Signature                   Signature                     Signature
/s/ Rob R. Bransom          /s/ James T. Bobbitt          /s/ Rob R. Bransom

Name/Title                  Name/ Title                   Name/Title
Rob R. Bransom              James T. Bobbitt              Rob R. Bransom/Member


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 02/22/2000

                                                                       Exhibit A

                            STOCK PURCHASE AGREEMENT



                                      AMONG

                           BROUGHTON ACQUISITION, LLC

                                       AND

                           ALLAN MASSEY, PATTI MASSEY,
                          JOAN CARROLL AND GEORGE YOUNG

                            STOCK PURCHASE AGREEMENT
                            ------------------------

         THIS STOCK PURCHASE AGREEMENT is made and entered into this ___ day of __________, 2001, by, between and among ALLAN MASSEY ("A. MASSEY"), PATTI MASSEY ("P. MASSEY"), JOAN CARROLL ("J. CARROLL") AND GEORGE YOUNG ("G. YOUNG")(hereinafter referred to collectively as the "Sellers" and individually as "Seller") and BROUGHTON ACQUISITION, LLC, an Ohio limited liability company ("Purchaser").

                              W I T N E S S E T H :

         WHEREAS, Sellers are the controlling shareholders of Mycom Group, Inc., a Nevada corporation (referred to herein as the "Company" or "Mycom"), which owns and operates an internet marketing and technical solutions business, with offices in Cincinnati, Ohio (the business of Mycom and Subsidiary are hereinafter referred to collectively as the "Business"); and

         WHEREAS, Company has one wholly-owned subsidiary, FBT Transaction, Inc., an Ohio corporation (the "Subsidiary"); and

         WHEREAS, the Company's authorized stock consists of Ninety Million (90,000,000) shares of common stock, $.01 par value per share, of which Forty-Nine Million Seven Hundred Eighteen Thousand and Six (49,718,006) shares of common stock are issued and outstanding, and Ten Million (10,000,000) shares of preferred stock, none of which are issued and outstanding (said common stock being referred to as the "Common Shares", said preferred shares being referred to as the "Preferred Shares" and all of which shares may be referred to herein collectively as the "Mycom Shares"); and

         WHEREAS, Sellers and affiliates of Sellers in the aggregate own Thirty-Eight Million Nineteen Thousand Four Hundred (38,019,400) of the Common Shares as follows:

                      A. Massey                -                 7,604,000

                      P. Massey                -                 9,505,000

                      J. Carroll               -                10,265,400

                      G. Young                 -                10,645,600

         WHEREAS, Sellers desire to sell and Purchaser desires to purchase a total of Twenty-Seven Million (27,000,000) of the Common Shares owned by Sellers, with the Common Shares being sold by Sellers in the following amounts:

                      A. Massey                -                 5,400,000

                      P. Massey                -                 6,750,000

                      J. Carroll               -                 7,290,000

                      G. Young                 -                 7,560,000


         NOW, THEREFORE, in and for the consideration of the mutual promises and undertakings herein contained, and subject to the terms and conditions hereinafter set forth, the parties agree as follows.

                                    Section 1

                  PURCHASE OF COMMON SHARES AND PURCHASE PRICE

         1.1 PURCHASE OF COMMON SHARES. On and subject to the terms and conditions of this Agreement, Sellers agree to sell and transfer the Common Shares to Purchaser, and Purchaser agrees to purchase the Common Shares from Sellers, on the Closing Date, in the following amounts:

                      A. Massey                 -        5,400,000

                      P. Massey                 -        6,750,000

                      J. Carroll                -        7,290,000

                      G. Young                  -        7,560,000

         1.2 PURCHASE PRICE. The Purchase Price for the Common Shares shall be One Million Two Hundred Thousand Dollars ($1,200,000.00) payable as follows:

              (a) One Hundred Fifty Thousand Dollars ($150,000.00), payable by bank cashier's check or wire transfer of Purchaser, which amount shall be prorated among the Sellers according to the following percentages:

                      A. Massey                 -        $30,000.00 (20%)

                      P. Massey                 -        $37,500.00 (25%)

                      J. Carroll                -        $40,500.00 (27%)

                      G. Young                  -        $42,000.00 (28%)

              (b) One Million and Fifty Thousand Dollars ($1,050,000.00) shall be payable in the form of Promissory Notes of Purchaser, attached hereto as
Exhibit 1.2(b) (the "Notes") which Notes shall be prorated among the Sellers according to the percentages set forth in Section 1.2(a) above. Beginning one hundred and twenty (120) days after the Closing Date, Purchaser shall make quarterly payments of principal and interest in the amount of Fifty-Two Thousand Five Hundred Dollars ($52,500.00) until twenty (20) such quarterly payments have been made.

                                    Section 2

                                PRIVATE PLACEMENT

         2.1 ESCROW SHARES. In addition to the Twenty Seven Million (27,000,000) Common Shares to be sold by Sellers at the Closing, Sellers shall deposit with ___________, as Escrow Agent, Common Shares in the following portions:

                           A. Massey              -

                           P. Massey              -

                           J. Carroll             -

                           G. Young               -

The Sellers and Escrow Agent shall execute an Escrow Agreement for the Four Million (4,000,000) deposited Escrow Shares in the form attached as Exhibit 2.1.

         2.2 PRIVATE PLACEMENT OF ESCROW SHARES. Following the Closing, Purchaser shall make all reasonable efforts to assist the Sellers with the sale by private placement of the Escrow Shares to an unrelated, third-party purchaser or purchasers for a total purchase price of no less than Eight Hundred and Fifty Thousand Dollars ($850,000.00). Purchaser may place less than all of the Escrow Shares held in the Escrow Account, provided, however, that the purchase price of the Escrow Shares is at least Eight Hundred and Fifty Thousand Dollars ($850,000.00). Upon the sale of the Escrow Shares raising $850,000.00, any and all Escrow Shares remaining in the Escrow Account shall be sold to Purchaser for Ten Dollars ($10.00). Purchaser's efforts under this Section 2 shall continue for a period of twelve (12) months following the Closing Date.

         2.3 PURCHASER'S EFFORTS. In order to facilitate the sale of the Escrow Shares, the Mycom Board of Directors will: (i) cause Mycom to properly process any transfer of shares under Securities and Exchange Commission Rule 144 pursuant to the provisions thereunder; and (ii) place additional Mycom shares in an appropriate amount into the Escrow Account in the event any stock split might occur during the twelve (12) month period following the Closing Date and before the termination of the Escrow Agreement



                                    Section 3

                    REPRESENTATIONS AND WARRANTIES OF SELLERS

         The Sellers, jointly and severally, represent and warrant to Purchaser as follows:

         3.1 ORGANIZATION AND QUALIFICATION. Mycom is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada. Subsidiary is a corporation validly existing and in good standing under the laws of the State of Ohio. Mycom and Subsidiary are duly qualified or licensed to do business as foreign corporations and are in good standing, in every jurisdiction where the failure to be so qualified or licensed would have a material adverse effect on (i) the ability of Sellers to execute and deliver this Agreement and to execute and consummate the transactions contemplated hereby, or (ii) the business, assets, operations, properties or condition (financial or otherwise) of Mycom or Subsidiary. Mycom and Subsidiary have full corporate power and authority to own, lease and operate the assets and property related to or connected with the Business as and where such assets and properties are now owned or leased or as such Business is presently being conducted, and to execute, deliver and perform this Agreement. All assets of Mycom and Subsidiary are located at the principal office of Mycom in Cincinnati, Ohio. Neither Mycom, Subsidiary nor the Sellers shall relocate any of the assets of Mycom or Subsidiary between the date of this Agreement and the Closing.

         3.2 AUTHORIZATION. Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby will: (a) violate, conflict with, or result in a breach of any provision of the Articles of Incorporation of Mycom or Subsidiary; (b) (i) violate, conflict with or result in a breach of any provision of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination of or accelerate the performance required by, or (iv) result in the creation of any lien, security interest, charge or encumbrance upon the capital stock or upon any of the properties or assets of Mycom or Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, lease, license, agreement or other instrument or obligation which binds Mycom or Subsidiary or any material assets of Mycom or Subsidiary; or (c) violate any order, writ, injunction, decree, statute, rule or regulation of any governmental body applicable to Mycom, Subsidiary or Sellers or any assets of Mycom, Subsidiary or Sellers.

         3.3 CONTINUED OPERATIONS. There are no legal impediments to the continued operation of the Business in the normal course which are known to Mycom, Subsidiary or the Sellers.

         3.4 SUBSIDIARIES. Mycom owns 100% of the outstanding shares of stock of Subsidiary, and 49% of the outstanding shares of stock of Mycom Advertising, Inc., an Ohio corporation ("Advertising"). Subsidiary and Advertising are the sole subsidiaries of Mycom. There are no other individuals, firms, partnerships, corporations, trusts, entities or organizations ("Persons") in which Mycom or Subsidiary has a direct or indirect interest greater than or equal to five percent (5%) of the equity or voting securities of any class of such Person.

         3.5 MYCOM COMMON SHARES; TITLE. All of the statements concerning Mycom Shares set forth in the recitals of this Agreement are true. Mycom's authorized capital stock consists of Ninety Million (90,000,000) shares of common stock, $.01 par value per share, of which Forty-Nine Million Seven Hundred Eighteen Thousand and Six (49,718,006) shares of common stock are issued and outstanding, and Ten Million (10,000,000) shares of preferred stock, none of which are issued and outstanding. No share of common or preferred stock shall be issued after the execution of this Agreement, except for those Twenty Million (20,000,000) shares to be issued to the shareholders of Bobbitt & Bransom, Inc. pursuant to that certain Agreement and Plan of Reorganization by and among Mycom, Subsidiary, Sellers, Bobbitt & Bransom, Inc. and its shareholders dated ___________, 2001 (the "Agreement and Plan of Reorganization"). A sufficient number of Mycom Shares has been transferred to Subsidiary in order to effectuate the merger. All issued and outstanding shares of Mycom have been validly issued, fully paid and are nonassessable. There are no outstanding options, warrants, contracts or commitments entitling any Person to purchase or otherwise acquire from Mycom any of the Mycom Shares. Mycom has no obligation of any nature whatsoever with respect to any of its unissued shares or shares which have been acquired, redeemed or converted. Mycom has no outstanding contractual obligation to repurchase, redeem or otherwise acquire any of its outstanding shares. Except as set forth on Exhibit 3.5, since December 31, 2000 Mycom has not:

              (a) directly or indirectly redeemed, purchased or otherwise acquired any of its shares; or

              (b) issued or granted any right or option (other than as provide in this Agreement) to purchase or otherwise acquire any of its shares.

         Sellers own, respectively, the number of Common Shares set forth opposite each of their names in Section 1.2(a) hereof, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges or encumbrances of any nature, and the transfer of the Common Shares to Purchaser will convey good and marketable title to the Common Shares. All Mycom Shares have been issued in compliance with all applicable federal and state securities laws and no past or present holder thereof is entitled to any right of recission in respect thereof and no documentary taxes or other taxes were or are required with respect to the issuance or transfer of such Mycom Shares.

         3.6 CORPORATE DOCUMENTS, BOOKS, RECORDS AND PERMITS. True and complete copies of the Articles of Incorporation of Mycom Group, Inc. and Subsidiary, as amended (certified as of a recent date by the Nevada and Ohio Secretary of State, respectively) and of the Mycom Group, Inc. and Subsidiary. By-laws and Code of Regulations, as amended (certified as of the date hereof by the secretaries of Mycom and Subsidiary) are attached as Exhibit 3.6. All of the foregoing and all of the corporate minutes and stock transfer records of Mycom and Subsidiary are current, complete and correct in all material respects. Mycom and Subsidiary possess all licenses, franchises, approvals, certificates, permits and other governmental authorizations necessary for the continued conduct of their business without material interference or interruption. Exhibit
3.6 sets forth a list and summary description of each such license, franchise, approval, certificate, permit and authorization, if any. The books of account of Mycom and Subsidiary substantially reflect all then known material items of income and expense and all then known material assets, liabilities and accruals.

         3.7 FINANCIAL STATEMENTS. Attached as Exhibit 3.7 are the Mycom and
Subsidiary: (i) audited year-end balance sheet and related statement of income for the years ending December 31, 1999 and 2000 (the "Year-End Financials") and
(ii) the unaudited balance sheet as of February 28, 2001, and related statement of income for the two (2) month period ending February 28, 2001, (the "Interim Financials") of Mycom and Subsidiary. The Year-End Financials and the Interim Financials are prepared in accordance with the books and records of Mycom and Subsidiary, and have been prepared in accordance with generally accepted accounting principles as applied by Mycom and Subsidiary on a consistent basis throughout the periods covered by such statements and fairly represent the financial condition of Mycom and Subsidiary as of the respective dates and the financial results of operation of Mycom and Subsidiary for the period(s) then ended. The Interim Financials represent in all material respects the results from the operations for the indicated periods. There have been no unusual accounting practices engaged in which have affected the amount or trend of net income of Mycom or Subsidiary, or any unusual or nonrecurring transactions, during the periods reflected in the Year-End Financials and the Interim Financials. All charges, expenses and accruals of the nature required by generally accepted accounting principles to have been reflected or reserved against in financial statements relating to the operations or to any aspect of the Business of Mycom or Subsidiary have been deducted in the preparation of the income and expense statements included in the Year-End Financials and the Interim Financials and are in accordance with the books and records kept by Mycom and Subsidiary. The Year-End Financials and the Interim Financials are sometimes referred to herein as the "Financial Statements". Except as set forth on Exhibit 3.7, Mycom and Subsidiary do not have, nor will they have at the Closing Date, nor are any of their assets subject to, nor will any of their assets at the Closing Date be subject to, any liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute, accrued, contingent, matured or unmatured) which should be disclosed on a financial statement and which (a) is material and not reflected and adequately reserved against in the Financial Statements, or (b) has been or shall be incurred subsequent to the date of the February 28, 2001 Interim Financials other than in the ordinary course of business, and not in violation of any provision of this Agreement.

         3.8 ASSETS AND LIABILITIES OF MYCOM AND SUBSIDIARY AT THE CLOSING. At the Closing:

              (a) The debts and liabilities of Mycom and Subsidiary at the Closing shall not exceed the total stated amount of debts and liabilities of Mycom and Subsidiary disclosed in the Interim Financials, and the short term revolving line of credit shall not exceed Six Hundred Thousand Dollars ($600,000.00) and the long term Provident Bank loan shall not exceed One Hundred and Fifty Thousand Dollars ($150,000.00). Mycom and Subsidiary shall have no liabilities of any type whatsoever that should be disclosed on a financial statement pursuant to generally accepted accounting principles other than the debts and liabilities listed on Exhibit 3.8.

              (b) All accounts receivable of Mycom and Subsidiary at the Closing shall exceed the accounts payable of Mycom and Subsidiary by an amount of at least Three Hundred Eighty-Five Thousand Dollars ($385,000.00), or a reasonable amount determined by the average receivable and payable variance during the previous six (6) month period ending at the Closing, and acceptable to Purchasers. All accounts receivable and fees earned but not billed as listed on
Exhibit 3.8 will be collectible at the Closing. All accounts receivable have arisen only from bona fide transactions in the ordinary course of business and represent valid, collectible and existing claims and will not be subject to defense, counterclaim, offset or condition.

              (c) Attached as Exhibit 3.8 is a list of all of the assets used by Mycom and Subsidiary in the conduct of their Business. Exhibit 3.8 contains a complete, accurate and detailed list of all other property and assets of Mycom and Subsidiary, including but not limited to leasehold improvements, furniture, fixtures, and computer equipment. The assets listed on Exhibits 3.8 include all of the assets used by Mycom and Subsidiary in the conduct of their Business.

         3.9 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth on
Exhibit 3.9, since June 30, 2000, there have been no events or conditions of any character (whether actual, threatened or contemplated) pertaining to the financial condition, business or assets of Mycom or Subsidiary, separately or in the aggregate, that have materially adversely affected, or can reasonably be expected to affect materially or adversely Mycom's or Subsidiary's financial condition, business or assets, or to cause any of their businesses to be carried on materially less profitably than prior to this Agreement. Except as set forth on Exhibit 3.9, since June 30, 2000, neither Mycom nor Subsidiary has:

              (a) borrowed any money, incurred any liability or obligation, or lent any money or pledged any of its credit in connection with any aspect of any of their business, other than in the ordinary course of business;

              (b) mortgaged or otherwise subjected to any liens, encumbrances or other liabilities any of their assets or business, other than in the ordinary course of business;

              (c) sold, assigned or transferred any of their assets or business, other than in the ordinary course of business;

              (d) suffered any damage, destruction or loss, whether or not covered by insurance, materially adversely affecting their financial condition, business or assets;

              (e) made or suffered any amendments, termination of or default under any contract, agreement, license or other instrument which materially adversely affects or could materially adversely affect their financial condition, business or assets;

              (f) received notice or had knowledge or reason to believe that any material labor trouble exists among any of their employees or that any group, organization or union has tried to organize any of their employees;

              (g) received any notice asserting or threatening to assert that either of them are in material violation of any statute, law, ordinance, regulation, rule or order applicable to their business or assets, which violation would have a materially adverse effect on their financial condition, if true;

              (h) failed to operate their business in the ordinary course so that they preserve the business organization intact, and failed to preserve the goodwill of their customers and others with whom they have business relations;

              (i) incurred any material extraordinary losses or waived any material rights in connection with any aspect of their business, whether or not in the ordinary course of business;

              (j) made any capital expenditure or capital additions or betterments, including any such expenditure, addition or betterment effected through a capital lease, exceeding Five Thousand Dollars ($5,000.00);

              (k) paid or agreed to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance pay to any of their present or former
(i) directors, (ii) officers, or (iii) employees who are being compensated on an annual basis at a rate exceeding Five Thousand Dollars ($5,000.00) per year; or increased by an amount in excess of five percent (5%) any of their compensation (including salaries, fees, bonuses, profit sharing, incentive, pension, retirement or other similar payments);

              (l) renewed, amended, became bound by or entered into any agreement, contract, commitment or transaction other than in the ordinary course of business;

              (m) changed any accounting practice followed or employed in preparing the Financial Statements; or

              (n) entered into any agreement, contract or commitment to do any of the foregoing.

         3.10 TAXES. Mycom and Subsidiary (i) have timely filed all federal, state, foreign and local income, franchise, excise, sales, real and personal property, employment and other tax returns, tax information returns and reports required to be filed; (ii) have paid or made adequate provision for the payment of, all taxes, interest payments and penalties (whether or not reflected in returns as filed) due and payable and/or accruable for all periods ending on or before the date of Closing to any city, county, state, foreign country, and the United States or any other taxing authority; and (iii) are not delinquent in the payment of any tax or government charge of any nature. No audit, examination or investigation is presently being conducted or, to Mycom's, Subsidiary's or the Sellers' knowledge is threatened by any taxing authority. No unpaid tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative with respect to Mycom or Subsidiary. No agreement for the extension of time for the assessment of any amounts of tax has been entered into by or on behalf of Mycom or Subsidiary. Mycom and Subsidiary have withheld (and timely paid to the appropriate governmental authority) proper and accurate amounts from its employees for all periods in material compliance with all tax withholding provisions (including, without limitation, income, social security and employment tax withholding for all forms of compensation) of applicable federal, state foreign and local law. Mycom and Subsidiary have delivered to Purchaser true and correct copies of all federal, state and local income tax, franchise tax, sales and use tax, and personal property tax returns filed by them for all periods commencing after December 31, 1991.

         3.11 TITLE TO ASSETS. On February 28, 2001, Mycom and Subsidiary had and, except with respect to assets disposed of for adequate consideration in the ordinary course of business or distributed by Mycom and Subsidiary as permitted by Section 3.9 hereof, since February 28, 2001, now have good and marketable title to all property and assets reflected on the February 28, 2001 Interim Financial Statement or Exhibit 3.8, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges or encumbrances of any nature.

         3.12 LEASES. Exhibit 3.12 lists all leases of real and personal property to which Mycom or Subsidiary is a party. Sellers have delivered to Purchaser true and correct copies of all leases referred to in Exhibit 3.12, together with all amendments or modifications thereof. With respect to each lease of real or personal property to which Mycom or Subsidiary is a party:

              (a) such lease is in full force and effect in accordance with its terms;

              (b) all rents and additional rents due to date have been paid;

              (c) the lessee under each of the leases has been in peaceable possession since the commencement of the original term of the lease; and

              (d) no event of default, or event, occurrence, condition or act, which with the giving of notice, the lapse of time or the happening of any future event, occurrence, condition or act would become a material default under such lease, exists.

         3.13 ENVIRONMENTAL HAZARDS. Neither Mycom nor Subsidiary has (i) used, stored, manufactured or suffered to exist (collectively "Utilized") any hazardous or toxic substance, material or constituent (collectively, a "Hazardous Substance") within the meaning of any applicable federal, state or local law or regulation pertaining to environmental or chemical hazards or pollution (collectively, the "Environmental Laws"), including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. sec.9601 et seq., and any regulations promulgated thereunder, on, in or under any of its property, whether currently or previously owned or leased, or (ii) transported or disposed or permitted any Person to transport or dispose, of any Hazardous Substance other than in accordance with all Environmental Laws and other than at the locations identified in Exhibit 3.13 of this Agreement. No Hazardous Substances have been Utilized by Mycom or Subsidiary at any time on, in or under any of Mycom's or Subsidiary's property, whether currently or previously owned or leased. Neither Mycom nor Subsidiary is subject to any asserted or unasserted liabilities, nor are any of the properties of Mycom or Subsidiary, whether currently or previously owned or leased, subject to any asserted or unasserted lien, under any of the Environmental Laws. Neither Mycom nor Subsidiary has ever violated any of the Environmental Laws, and both are presently in full compliance with all Environmental Laws. Without limiting the generality of the foregoing, to the best knowledge of Mycom, Subsidiary and/or the Sellers, no asbestos, PCBs or other Hazardous Substance or any petroleum product or constituents thereof is present on, in or under any of the property of Mycom or Subsidiary, whether currently or previously owned or leased. Mycom and Subsidiary have not permitted any property currently or previously owned or leased by them to be used as a landfill or dump site. To the best knowledge of Mycom, Subsidiary and/or the Sellers, there are no underground storage tanks or underground pipelines located on any property owned or leased by Mycom or Subsidiary. Except as set forth on Exhibit 3.13, to the best knowledge of Mycom, Subsidiary or the Sellers, no underground storage tanks have ever been located on any property currently or previously owned or leased by Mycom or Subsidiary.

         3.14 LITIGATION, PENDING PROCEEDINGS AND COMPLIANCE WITH LAWS. For purposes of this Agreement, "Claims" shall mean all claims of any kind or actions, suits, proceedings, arbitrations or investigations, whether actual, potential or threatened, whether or not material, whether asserted by or against Mycom, Subsidiary or Sellers, against or affecting the Mycom Shares, Mycom's or Subsidiary's businesses, prospects, conditions (financial or otherwise) or assets or against any officer or director of Mycom or Subsidiary (whether such claims against any officer or director of Mycom or Subsidiary arise or might arise in connection with actions taken or omitted or alleged to have been taken or omitted by such officer or director in his or her capacity as an officer or director). Exhibit 3.14 sets forth all Claims, including a summary of the basis and background of all Claims. There are no Claims (a) which would prevent the performance of this Agreement or any of the transactions contemplated hereby or declare the same unlawful or cause the rescission thereof, (b) which would prevent the transfer of good and marketable title to the Mycom Shares, free and clear of all encumbrances, or (c) which would materially and adversely affect or impair the business or condition, financial or otherwise, or the earnings of Mycom or Subsidiary. Mycom, Subsidiary and Sellers have complied with and are not in default in any material respect under (and have not been charged with, nor are they threatened with or under investigation with respect to, any charge concerning any material violation of) any material federal, state or local law, regulation, ordinance, rule or order (whether executive, judicial, legislative or administrative) or any order, writ, injunction or decree of any court, agency or instrumentality. There are no material uncured violations or violations with respect to which material refunds or restitution may be required cited in any report concerning Mycom or Subsidiary as a result of examination by any regulatory authority. Mycom and Subsidiary have not infringed, misappropriate or misused or been charged, or threatened to be charged with infringement, misappropriation or misuse, of any patent, trade mark, trade name, copyright, trade secret, know-how or confidential information or data of another.

              Except as described on Exhibit 3.14, no claim or threat of professional misconduct, malpractice, negligence, malfeasance or nonfeasance against Mycom, Subsidiary or any of their respective employees or agents arising out of the operation of the Mycom or Subsidiary Business exists, nor are there any facts or circumstances that exist which could give rise to such a claim or threat. All work of the Mycom or Subsidiary Business for which Mycom or Subsidiary is responsible has been prepared and/or conducted in a careful and prudent manner. No facts or circumstances exist which could give rise to any claim for professional misconduct, malpractice, negligence, malfeasance or nonfeasance on behalf of any client or third party to whom Mycom or Subsidiary may owe a duty of professional care.

         3.15 REGULATORY COMPLIANCE. Since December 31, 1999, neither Mycom nor Subsidiary has been a party to (a) any enforcement action instituted by or (b) any formal or informal agreement, any memorandum of understanding or cease and desist order with, any federal or state regulatory agency, and no such action, memorandum or other order has been threatened, and neither Mycom nor Subsidiary has received any report of examination from any federal or state regulatory agency which requires that Mycom or Subsidiary address any material problem or take any material action which has not already been addressed or taken in a manner satisfactory to the regulatory agency. Mycom has filed all reports and forms required of it to be filed by the Securities and Exchange Commission ("SEC") or any other federal, state or local government agency for periods ending on or prior to the Closing, including but not limited to SEC Form 10-K for the year ended December 31, 2000. Mycom and Subsidiary have complied in all material respects with all federal, state and local laws, regulations, rules, ordinances and orders dealing with the organization and/or operation of Mycom, Subsidiary or the Business. Exhibit 3.15 lists the four (4) EDGAR numbers assigned to Mycom that are needed to make all required EDGAR filings with the SEC.

         3.16 EMPLOYEE RELATIONS. Neither Mycom nor Subsidiary has entered into any contract with any labor union or other collective bargaining group pertaining to employees of Mycom or Subsidiary and no such contract is being negotiated with respect to employees of Mycom or Subsidiary. Exhibit 3.16 sets forth a complete list of all current employees of Mycom and Subsidiary, the salary of each such employee and the number of years of service of each employee with Mycom or Subsidiary. No employee of Mycom or Subsidiary has a written employment contract or agreement with Mycom or Subsidiary and the employment of each employee listed on Exhibit 3.16 is terminable at will. Mycom and Subsidiary are in compliance with all federal, state and local laws, ordinances and regulations relating to employment and employment practices at the business of Mycom and Subsidiary and all employee benefit plans and tax laws relating to employment at the business of Mycom and Subsidiary, except where such noncompliance would not have a materially adverse effect on such business. There is no unfair labor practice complaint against Mycom or Subsidiary pending before the National Labor Relations Board or similar agency or body. There is no labor strike, dispute, slow down or stoppage actually pending or, to the knowledge of Mycom or Subsidiary, threatened against or involving the business of Mycom or Subsidiary. During the last five (5) years, there have been no strikes, work stoppages or job actions at Mycom or Subsidiary.

         3.17 EMPLOYEE BENEFIT PLAN.

              (a) Exhibit 3.17 sets forth a true and complete list of all employee benefit plans or arrangements applicable to employees or former employees of Mycom and/or Subsidiary (the "Plans"), including, without limitation, wage continuation, bonus, pension, profit sharing and thrift plans, life, medical, hospitalization, disability or other insurance programs, vacation and sick leave policies, and termination and severance arrangements. The employee pension benefit plans, as written, qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "IRC") and related trusts are exempt under Section 501 of the IRC. A favorable determination letter has been issued by the Internal Revenue Service with respect to each pension benefit plan providing that such plan has qualified under Section 401(a) of the IRC. No fact exists which would adversely affect the qualified status of the pension benefit plans.

              (b) True and complete copies of all employee benefit plans, related trust agreements, and any communications to or from the IRS, or the United States Department of Labor with respect to such plans or trust agreements over the last three plan years are attached as part of Exhibit 3.17.

              (c) With respect to the Plans, neither Mycom, Subsidiary nor any administrator of the Plans or any related trusts or the trustees thereof has engaged in a prohibited transaction which would subject Mycom, Subsidiary, the Plans or any administrator, trustee or third party dealing with the Plans or the related trusts, to a material tax or penalty on prohibited transactions imposed by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or
Section 4975 of the IRC.

              (d) Mycom and Subsidiary have fully complied with the notice and continuation coverage requirements of Section 601 through 608 of ERISA, Section 4980B of the IRC, and the proposed regulations thereunder.

              (e) None of the Plans or the related trusts is a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, and neither Mycom nor Subsidiary is not now, nor have they ever been, a party to, or subject to, any collective bargaining agreement pursuant to which Mycom or Subsidiary are or will become obligated to contribute to a multiemployer plan.

              (f) All reports, statements, returns and other information required to be furnished or filed with respect to any of the employee benefit plans relating to the employees of Mycom and Subsidiary have been furnished or filed, or both, in accordance with Sections 101 through 105 of ERISA, and
Section 6057 and 6059 of the IRC, and they are true, correct and complete in all material respects. Records with respect to all employee benefit plans applicable to Mycom or Subsidiary employees have been maintained in material compliance with Section 107 of ERISA. Neither Mycom, Subsidiary nor any fiduciary (as defined in Section 3 of ERISA) with respect to any of the employee benefit plans applicable to Mycom or Subsidiary employees has any material liability for any breach of any fiduciary duties under Sections 404, 405, 406 or 409 of ERISA. Each of the employee benefit plans applicable to the employees of Mycom or Subsidiary has since adoption been executed, managed and administered in material compliance with all applicable provisions of ERISA, the IRC and all other applicable laws. There are no threatened or pending claims against the employee benefit plans applicable to the employees of Mycom or Subsidiary, or their fiduciaries, by any participant, beneficiary or government agency.

              (g) Mycom's and Subsidiary's aggregate contribution and recorded expense in respect of the fiscal year ending December 31, 2000 under the Plans is accurately reflected on the 2000 Mycom and Subsidiary Financial Statements.

              (h) As used in this Agreement, the terms "employee benefit plans" and "employee pension benefit plans" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

              (i) Mycom and Subsidiary have not provided and do not currently provide any retiree welfare benefits to their employees other than benefits under the Consolidated Omnibus Reconciliation Act of 1985.

         3.18 INSURANCE POLICIES. Mycom and Subsidiary maintain insurance policies and bonds in force in such amounts and against such liabilities and hazards as customarily are maintained by similar businesses. All policies are valid, enforceable and in full force and effect, and Mycom and Subsidiary have not received any notice of retroactive premium increases, adjustments or cancellations. Neither Mycom, Subsidiary nor the Sellers know of any grounds for or any consideration of any such retroactive premium increase, adjustment or cancellation notice or other indication of premium increases or cancellations with respect to any of their insurance policies or bonds. All notices of cancellation received by Mycom or Subsidiary or claims made or to be made by Mycom or Subsidiary under their insurance policies and bonds since December 31, 1999, or made prior thereto but remaining unresolved, are described in Exhibit
3.18. To the best knowledge of Mycom, Subsidiary or the Sellers, since December 31, 1999, Mycom and Subsidiary have not failed to make a timely claim or file a timely notice with respect to any matter giving rise to any material claim or potential material claim under any of its insurance policies or bonds.

         3.19 AGREEMENTS. Except as described in Exhibit 3.19 and except for Service Agreements listed or described on Exhibit 3.20 and Leases described in
Exhibit 3.12, neither Mycom nor Subsidiary is a party to:

              (a) any collective bargain agreement; any employment agreement, contract or commitment; any bonus plan; or commission plan or program;

              (b) any loan or other agreement pursuant to which Mycom or Subsidiary has borrowed money or any obligation of guaranty or indemnification arising from any agreement, contract or commitment which involves, singularly or in the aggregate, a potential material liability;

              (c) any agreement, contract or commitment which is either outside of the ordinary course of business or which is or may be materially adverse to the business, financial condition or earnings of Mycom or Subsidiary;

              (d) any agreement, contract or commitment containing any covenant materially limiting the freedom of Mycom or Subsidiary to engage in any line of business in any geographic area or to compete with any Person;

              (e) any agreement, contract or commitment relating to capital expenditures and involving future payments which, together with future payments under all other agreements, contracts or commitments relating to the same project, exceed One Thousand Dollars ($1,000.00);

              (f) any agreement, contract or commitment relating to the acquisition of substantially all of the assets, shares or capital stock of any business enterprise, except agreements, contracts or commitments in which assets, shares or capital stock are security for a loan or similar obligation created in the ordinary course of business;

              (g) any agreement, contract or commitment (i) which involves One Thousand Dollars ($1,000.00) or more after the date hereof, or (ii) which has a remaining term (including option of renewal or extension to the extent exercisable by any Person other than Mycom or Subsidiary) of thirty (30) days or more from the date hereof of or (ii) which can be canceled only upon payment of a penalty of more than One Hundred Dollars ($100.00);

              (h) any agreement, contract or commitment other than agreements, contracts or commitments entered into in the ordinary course of business which involve payments, consideration or obligations in the aggregate of less than One Thousand Dollars ($1,000.00) per agreement, contract or commitment which (i) will not be performed within thirty (30) days or less or (ii) cannot be terminated within thirty (30) days or less without payment of a penalty of more than One Hundred Dollars ($100.00);

              (i) any sales agency, manufacturer's representative, marketing or distributorship agreements; or

              (j) any joint venture, partnership and similar contracts involving a sharing of profits or expenses, including, but not limited to, joint research and development and joint marketing contracts.

         With respect to the agreements, Service Agreements (as described in Section 3.20), leases, licenses, commitments, instruments and undertakings, oral or written, Mycom or Subsidiary has performed, in all material respects, all of the obligations to be performed by them. Mycom and Subsidiary have issued no purchase order for the acquisition of inventory or merchandise at a price in excess of the current price thereof. Except for the Service Agreements, neither Mycom nor Subsidiary is a party to any long-term service contract requiring Mycom or Subsidiary to provide services, at a price below the customary price for such services. Neither Mycom nor Subsidiary has materially breached, nor is there any pending or threatened claim that Mycom or Subsidiary has materially breached any of the terms or conditions of: (a) any agreement, contract or commitment set forth in any of the Exhibits delivered by Mycom or Subsidiary to Purchaser pursuant to this Agreement, or (b) any other agreement, contract or commitment the breach of which singularly or in the aggregate could result in the imposition of damages in a material amount.

         3.20 SERVICE AGREEMENTS.

              (a) Exhibit 3.20 contains a true and complete list of all Persons who have Service Agreements, oral or written, under which either Mycom or Subsidiary is obligated to render internet marketing and technical solution services or from which Mycom and Subsidiary derive income, fees, commissions or other revenues and for which Mycom and Subsidiary have not received notice of intent to terminate. Exhibit 3.20 also includes complete and accurate information regarding the enrollment of customers and clients of Mycom and Subsidiary as of the date hereof, as well as the annual service fees payable to Mycom and Subsidiary for the services under the Service Agreements. As of the date of this Agreement, each of the Service Agreements is valid, binding and in full force and effect in accordance with its terms. As of the date hereof, to the best knowledge of Mycom, Subsidiary or the Sellers, no party thereto is in default of any material obligation under any of the Service Agreements and neither Mycom, Subsidiary nor any party thereto has indicated its intention to cancel or not renew any service agreement at the end of the current term thereof. All Service Agreements were entered into in the ordinary course of business. Copies of all Service Agreements are attached as part of Exhibit 3.20.

              (b) To the best knowledge of Mycom, Subsidiary or the Mycom Shareholder (i) no customer or client listed on Exhibit 3.20 intends to terminate or adversely modify its agreement with respect to the Business of Mycom or Subsidiary or adversely change the volume of business it does with respect to Mycom or Subsidiary, (ii) no customer or client listed on Exhibit
3.20 intends to modify or discontinue its working agreement with Mycom or Subsidiary following the expiration of the current term of that client's Service Agreement with Mycom or Subsidiary; and (iii) consummation by Mycom or Subsidiary of the transactions contemplated hereby will not cause any such customer or client to terminate or adversely modify the volume of such business.

              (c) Neither Mycom nor Subsidiary nor any Mycom Shareholder has been advised, and neither knows, of any material disputes which would cause any customer or client listed on Exhibit 3.20 to discontinue or significantly reduce their business with Mycom or Subsidiary.

              (d) Except as set forth on Exhibit 3.20, neither Mycom nor Subsidiary has received any payment for work to be performed by Mycom or Subsidiary after the closing.

         3.21 STATUS OF ASSETS. All property and assets, including but not limited to furniture, fixtures and computer equipment, owned by Mycom or Subsidiary shall be operational and in good condition and repair at the Closing Date. All assets of Mycom and Subsidiary are located at the offices of Mycom in Cincinnati, Ohio.

         3.22 BROKERS' OR FINDERS' FEES. No agent, broker or other Person acting on behalf of Mycom, Subsidiary, or the Sellers or under any of their authority is or shall be entitled to any commission, broker's or finder's fee from Mycom, Subsidiary or the Sellers in connection with any of the transactions contemplated by this Agreement. No agent, broker or other Person acting on behalf of either Mycom, Subsidiary or the Sellers under any of their authority is or shall be entitled to any commission, broker's or finder's fee from Purchaser or the Broughton Shareholders in connection with any of the transactions contemplated by this Agreement.

         3.23 POTENTIAL COMPETING INTERESTS. Except as set forth on Exhibit 3.23, to the best knowledge of Mycom, Subsidiary and/or the Sellers, no shareholder, director, officer or employee of Mycom or the Subsidiary, nor any member of any such Person's family have any direct or indirect (5% or more) interest in any Person which competes or conflicts with, or is engaged with any business of the kind being conducted by, Mycom or Subsidiary or which does business or engaged in commerce with, or provides goods or services to, Mycom or Subsidiary; and (b) Mycom and Subsidiary do not use any real or personal property in which any shareholder, director, officer or employee of Mycom, Subsidiary, or any member of such Person's family, have a direct or indirect (5% or more) interest.

         3.24 INTELLECTUAL PROPERTY.

              (a) Exhibit 3.24(a) contains a complete and correct list of the following Intellectual Property owned or used by Mycom and Subsidiary: any and all United States and foreign (a) patents (including reexaminations, design patents, industrial designs and utility models) and patent applications (including docketed patent disclosures awaiting filing, provisional applications, reissues, divisions, continuations, continuations-in-part and extensions), patent disclosures awaiting filing determination, inventions and improvements thereto; (b) trademarks, service marks, trade names, trade dress, logos, business and product names, slogans, and registrations and applications for registration thereof; (c) copyrights (including software) and registrations thereof including Mycom's name; (d) inventions, processes, designs, formulae, trade secrets, know-how, industrial models, confidential and technical information, manufacturing, engineering and technical drawings, product specifications and confidential business information; (e) intellectual property rights similar to any of the foregoing; (f) copies and tangible embodiments thereof (in whatever form or medium, including electronic media); and (g) the Internet address and website of Mycom (hereinafter collectively referred to as the "Intellectual Property"). Mycom and Subsidiary own or have the exclusive right to use pursuant to license, sublicense, agreement or permission all of its Intellectual Property, free from any liens or encumbrances.

              (b) To the knowledge of Mycom, Subsidiary and the Sellers, the conduct of the Business does not infringe or otherwise conflict with any rights of any Person in respect of any Intellectual Property. To the knowledge of Mycom, Subsidiary and the Sellers, none of the Intellectual Property is being infringed or otherwise used or available for use, by any other Person.

              (c) Exhibit 3.24(c) sets forth all agreements or arrangements (i) pursuant to which Mycom or Subsidiary has leased or licensed Intellectual Property, or the use of Intellectual Property as otherwise permitted (through non-assertion, settlement or similar agreements or otherwise) to, any other Person and (ii) pursuant to which Mycom or Subsidiary has had Intellectual Property licensed to it, or has otherwise been permitted to use Intellectual Property (through non-assertion, settlement or similar agreements or otherwise), excluding software licensed by Mycom or Subsidiary for internal purposes, together with a brief description of the Intellectual Property covered thereby. All of the agreements or arrangements set forth in Exhibit 3.24(c), (x) are in full force and effect in accordance with their terms and no default exists thereunder by Mycom or Subsidiary, or to the knowledge of Mycom, Subsidiary or the Sellers (y) are free and clear of all liens and other encumbrances, and (z) except as set forth on Exhibit 3.24(c), do not contain any change in control or other terms or conditions that will become applicable or inapplicable as a result of the consummation of the transactions contemplated by this Agreement.

              (d) To the knowledge of Mycom, Subsidiary and the Sellers, no claim or demand has been made nor is there any proceeding that is pending, or to the knowledge of Mycom, Subsidiary or the Sellers, threatened, nor is there to the knowledge of Mycom, Subsidiary or the Sellers, a reasonable basis therefor, which (i) challenges the rights of Mycom or Subsidiary in respect of any of the Intellectual Property, (ii) asserts that Mycom or Subsidiary is infringing or otherwise in conflict with, or is, except as set forth in Exhibit 3.24(d), required to pay any royalty, license fee, charge or other amount with regard to, any Intellectual Property, or (iii) claims that any default exists under any agreement or arrangement regarding Intellectual Property. None of the Intellectual Property of Mycom or Subsidiary is subject to any outstanding order, ruling, decree, judgment or stipulation by or with any court, arbitrator, or administrative agency, or has been the subject of any litigation within the last five (5) years, whether or not resolved in favor of Mycom or Subsidiary.

         3.25 ABSENCE OF CERTAIN BUSINESS PRACTICES. Neither Mycom nor Subsidiary, nor any officer, employee or agent of Mycom or Subsidiary, nor any other Person acting on behalf of Mycom or Subsidiary, has, directly or indirectly within the past five (5) years given or agreed to give any gift, bribe, rebate or kickback or otherwise provide any similar benefit to any customer, supplier, governmental employee or any other Person who is or may be in a position to help or hinder Mycom or Subsidiary (or assist Mycom or Subsidiary in connection with any actual or proposed transaction relating to the Business or any other business previously operated by Mycom or Subsidiary) (i) which subjected or might have subjected Mycom or Subsidiary to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) which if not given in the past, might have had a material effect on Mycom or Subsidiary or their assets, (iii) which if not continued in the future, might have a material effect on Mycom or Subsidiary or their assets or subject Mycom or Subsidiary to suit or penalty in any private or governmental litigation or proceeding, (iv) for any of the purposes described in Section 162(c) of the IRC or (v) for the purpose of establishing or maintaining any concealed funds or concealed bank account.

         3.26 CUSTOMERS. Exhibit 3.26 includes a correct list of the twenty (20) largest customers of Mycom for each of the past two (2) fiscal years and the amount of business done by Mycom with each such customer for each year. Neither Mycom, Subsidiary nor the Sellers has any knowledge or information, or are aware of any facts indicating that any of the customers will or intend to (a) cease doing business with Mycom; (b) materially alter the amount of business they are presently doing with Mycom; or (c) not do business with Mycom after the Closing Date.

         3.27 SUPPLIERS. Exhibit 3.27 sets forth the names of and description of contractual arrangements (whether or not binding in writing) with the ten (10) largest suppliers of Mycom and any sole suppliers of significant goods or services (other than electricity, gas, telephone or water) to Mycom. Neither Mycom, Subsidiary nor the Sellers has any knowledge or information, or are aware of any facts indicating that any of the suppliers of Mycom will or intend to (a) cease doing business with Mycom; (b) materially alter the amount of business they are presently doing with Mycom; or (3) not do business with Mycom after the Closing Date.

         3.28 ACCURACY OF STATEMENTS. Neither this Agreement nor any written report, statement, list, schedule, document, exhibit, certificate or other written information furnished or to be furnished by either Mycom, Subsidiary or any Mycom Shareholder in connection with this Agreement or any of the transactions contemplated hereby contains or shall contain an untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

                                    Section 4

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

         Purchaser represents, warrants and covenants to Sellers that the following statements are true as of the date hereof:

         4.1 ORGANIZATION AND QUALIFICATION. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Ohio and has all the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

         4.2 AUTHORIZATION. This Agreement is a valid and binding obligation of Purchaser, enforceable in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium or similar laws relating to or limiting creditors' rights generally, or by the availability of equitable remedies or the application of general equitable principles. Except as set forth in Exhibit 4.2, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will:

              (a) violate, or conflict with, or require any consent under, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any mortgage, lien, pledge, restriction, security interest, charge or encumbrance upon any of the properties or assets of Purchaser under any of the terms, conditions or provisions of the Articles of Incorporation or Bylaws of Purchaser or of any note, bond, mortgage, indenture, deed of trust, license, agreement or other instrument or obligation to which Purchaser is a party, or by which Purchaser or any of its properties or assets may be bound or affected, or

              (b) violate any order, writ, injunction or decree applicable to Purchaser or any of its properties or assets or, to the knowledge of Purchaser, violate any statute, rule or regulation applicable to Purchaser or any of its properties or assets; or

              (c) constitute a default or event that, with notice or lapse of time, or both, would be a default, breach, or violation of any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust or other agreement, instrument or arrangement to which Purchaser is a party or by which it is bound; or

              (d) constitute an event that would permit any party to terminate any agreement or to accelerate the maturity of any indebtedness or other obligation of Purchaser.

              (e) no consent by, notice to or registration with any federal, state or local governmental body or agency is required on the part of Purchaser prior or subsequent to the Closing Date in connection with the execution, delivery and performance by Purchaser of this Agreement or the consummation of any of the transactions contemplated hereby.

         4.3 COMMISSIONS OR BROKERS' FEES. Purchaser has not incurred any liability to any person for financial advice, finder's fees or brokerage commission with respect to the transactions contemplated by this Agreement, which liability may be asserted against any Seller or the Company.

                                    Section 5

                               RELEASE BY SELLERS

         5.1 RELEASE. Each Seller as of the Closing shall, and does hereby, release and discharge Mycom and Subsidiary from all actions, claims or demands of every kind and nature which any of the Sellers have or may have against Mycom or Subsidiary, whether based upon contract or otherwise, arising (i) before such date, or (ii) arising or based upon any theory of, whether legal or equitable, including but not limited to, indemnification, contribution, subrogation, unjust enrichment, assignment or otherwise, for any inaccuracy, breach or misrepresentation of any representation, warranty, covenant or agreement made by Mycom or Subsidiary under this Agreement. Nothing contained herein shall constitute a release of any right of the Sellers arising under this Agreement, a release of any rights with respect to any claim under any medical or dental plan(s) currently maintained by Mycom or Subsidiary or a release with respect to any of the Seller's interests or rights in any Employee Benefit Plan maintained by Mycom or Subsidiary.

                                    Section 6

                      RESIGNATION AND EMPLOYMENT AGREEMENTS

         6.1 As an inducement for and consideration of each of the parties entering into this Agreement:

              (a) A. Massey agrees to sign a Resignation and enter into a Consulting Agreement in the form of Exhibit 6.1(a); and

              (b) P. Massey agrees to sign a Resignation and enter into an Employment Agreement in the form of Exhibit 6.1(b); and

              (c) J. Carroll agrees to sign a Resignation and enter into an Employment Agreement in the form of Exhibit 6.1(c); and

              (d) G. Young agrees to enter into an Employment Agreement in the form of Exhibit 6.1(d).

         The Employment Agreements, Consulting Agreement and Resignations shall be executed at the Closing and effective as of the Closing Date.

                                    Section 7

                           NON-COMPETITION AGREEMENTS

         7.1 As an inducement for and consideration of each of the parties entering into this Agreement:

              (a) A. Massey agrees to enter into a Non-Competition Agreement in the form of Exhibit 7.1(a); and

              (b) George Young agrees to enter into a Non-Competition Agreement in the form of Exhibit 7.1(b).

         The Non-Competition Agreements shall be executed at the Closing and shall be effective as of the Closing Date.

                                    Section 8

                        COVENANTS AND CONDUCT OF SELLERS

         8.1 CONDUCT OF BUSINESS. From the date hereof to the Closing Date, except as expressly permitted or required by this Agreement or as otherwise consented to by Purchaser in writing, Sellers will cause Company to:

              (a) carry on its Business, in and only in, the ordinary course, in substantially the same manner as heretofore conducted, and with respect to the Business, use all reasonable efforts to preserve intact its present business organization, maintain its properties in good operating condition and repair, keep available the services of its present officers and significant employees, and preserve its relationship with customers, suppliers and others having business dealings with it, with the goal and intent that its goodwill and ongoing business shall be in all material respects unimpaired following the Closing;

              (b) pay accounts payable and other obligations of the Business when they become due and payable in the ordinary course of business consistent with prior practice;

              (c) perform in all material respects all of its obligations under all contracts and other agreements and instruments relating to or affecting the Business and comply in all material respects with all applicable local, state and federal statutes, laws, rules, regulations, ordinances, codes, orders, or court decisions (hereinafter referred to as "Applicable Laws") applicable to Company in the ordinary course of business consistent with prior practice;

              (d) other than sales and purchases of inventories in the ordinary course where delivery is contemplated not later than the calendar month following the Closing Date, not enter into or assume any material agreement, contract or instrument relating to the Business, or enter into or permit any material amendment, supplement, waiver or other modification in respect thereof other than in the ordinary course of business consistent with prior practice;

              (e) not grant (or commit to grant) any increase in the compensation (including incentive or bonus compensation but excluding incentive or bonus compensation declared and paid prior to Closing) of any employee employed in the operation of the Business (other than normal merit pay increases made in the ordinary course of the Business, consistent with past practices) or institute, adopt or amend (or commit to institute, adopt or amend) any compensation or benefit plan, policy, program or arrangement or collective bargaining agreement applicable to any such employee;

              (f) continue all policies of insurance relating to the Business in full force and effect;

              (g) not make an changes or modification in Company's accounting practices, policies or procedures which in any way affect the Business, including any change or modification with respect to the allocation of revenues, costs and expenses applicable to the Business; and

              (h) not take any action or knowingly omit to take any action, which action or omission would result in a breach of any of the representations and warranties set forth in Section 3.

         8.2 ACCESS AND INFORMATION. From the date hereof until the Closing Date, Company shall make available or cause to be made available to the accountants, attorneys or other representatives of Purchaser, for examination during normal business hours, upon reasonable request, all properties, assets, books of accounts, title papers, insurance policies, contracts, leases, commitments, records and other documents of every character relating to Company.

         8.3 FURTHER ACTIONS. Sellers will, as promptly as practicable, file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by them or Company pursuant to Applicable Law in connection with this Agreement, the agreements and other documents and instruments described herein to be executed by Sellers (hereinafter referred to as the "Other Sellers Documents") and the consummation of the other transactions contemplated hereby.

         8.4 FURTHER ASSURANCES. Following the Closing, Sellers shall, and shall cause Mycom and Subsidiary to, from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by Purchaser, to confirm and assure the rights and obligations provided for in this Agreement and in the Other Sellers Documents and render effective the consummation of the transactions contemplated thereby. Without limiting the generality of the foregoing, the parties specifically contemplate closing the transaction contemplated herein prior to the time that full compliance by Sellers regarding certain consents will be practical. As a result, notwithstanding the Closing, each Seller shall use such reasonable efforts, without incurring any material cost incident thereto, to assist Purchaser and Company in procuring any of the consents, instruments or agreements called for herein.

         8.5 LIABILITY FOR TRANSFER TAXES. Sellers shall be responsible for the timely payment of, and shall indemnify and hold harmless Purchaser against, all sales, income, use, value added, documentary, stamp, and any other taxes and fees attributable or arising out of the sale of the Common Shares by Sellers to Purchaser.

                                    Section 9

                       COVENANTS AND CONDUCT OF PURCHASER

         9.1 FURTHER ACTIONS. Purchaser will, as promptly as practicable, file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by it pursuant to applicable law in connection with this Agreement, the Other Sellers Documents and the consummation of the other transactions contemplated hereby.

         9.2 FURTHER ASSURANCES. Following the Closing, Purchaser shall, and shall cause Mycom and Subsidiary to, from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by Sellers, to confirm and assure the rights and obligations provided for in this Agreement and in the Other Sellers Documents and render effective the consummation of the transactions contemplated thereby. .

                                   Section 10

                 SURVIVAL OF AND RELIANCE UPON REPRESENTATIONS,
                   WARRANTIES AND AGREEMENTS; INDEMNIFICATION

         10.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The parties acknowledge and agree that: (i) the representations and warranties made by Sellers in Sections 3.5, 3.8, 3.10, 3.11, 3.13, 3.14, 3.16, 3.17, 3.19 and 3.22
shall survive until the expiration of the statute of limitations applicable to claims relating to or arising under the subject matter thereof; and (ii) the agreements referred to in Sections 6 and 7 shall survive for the terms therein provided. All other representations, warranties, covenants and agreements made by Sellers and Purchaser shall survive and remain operative and in full force and effect for a period of three (3) years following the Closing. Notwithstanding the previous sentence, the time in which Purchasers may seek indemnification from Sellers for any inaccuracy or misrepresentation of any warranty or representation described in item (i) of this paragraph 10.1 shall not be limited by the duration of the representation and warranty made in paragraph 3.28.

         10.2 RELIANCE UPON AND ENFORCEMENT OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS.

              (a) Sellers hereby agree that, notwithstanding any right of Purchaser to fully investigate the affairs of Mycom and Subsidiary, and notwithstanding knowledge of facts determined or determinable by Purchaser pursuant to such investigation or right of investigation, Purchaser has the right to rely fully upon the representations, warranties, covenants and agreements of Sellers contained in this Agreement and upon the accuracy of any document, certificate or exhibit given or delivered to Purchaser pursuant to the provisions of this Agreement.

              (b) Purchaser hereby agrees that, notwithstanding any right of Sellers to fully investigate the affairs of Purchaser, and notwithstanding knowledge of facts determined or determinable by Sellers pursuant to such investigation or right of investigation, Sellers have the right to rely fully upon the representations, warranties, covenants and agreements of Purchaser contained in this Agreement and upon the accuracy of any document, certificate or exhibit given or delivered to the Sellers pursuant to the provisions of this Agreement.

         10.3 INDEMNIFICATION BY THE SELLERS. The Sellers, jointly and severally, shall indemnify Purchaser against and hold it harmless from:

              (a) any and all loss, damage, liability or deficiency resulting from or arising out of any inaccuracy in or breach or non-fulfillment of any representation, warranty, covenant, agreement or obligation made or incurred by Mycom, Subsidiary and/or the Sellers herein or in any other agreement, instrument or document delivered by or on behalf of Mycom and Subsidiary in connection herewith; and

              (b) any and all costs and expenses (including reasonable legal and accounting fees) related to any of the foregoing.

The Sellers agree that if Purchaser seeks or obtains indemnification from the Sellers after the Closing Date, the Sellers shall not seek, and hereby waive and release any and all rights to seek or obtain, any legal or equitable remedy they, individually or collectively, may have against Mycom or Subsidiary based upon any legal or equitable theory including but not limited to indemnification, contribution, unjust enrichment, subrogation, assignment or otherwise.

         10.4 INDEMNIFICATION BY PURCHASER. Purchase shall indemnify Sellers against and hold them harmless from any and all loss, damage, liability or deficiency resulting from or arising out of:

              (a) any and all loss, damage, liability or deficiency resulting from or arising out of any inaccuracy in or breach or non-fulfillment of any representation, warranty, covenant, agreement or obligation made or incurred by Purchaser herein or in any other agreement, instrument or document delivered by or on behalf of Purchaser in connection herewith;

              (b) Any and all costs and expenses (including reasonable legal and accounting fees) related to any of the foregoing.


         10.5 NOTIFICATION OF AND PARTICIPATION IN CLAIMS.

              (a) Notice of a claim for indemnification shall be sent within twenty (20) days after the party to be indemnified has received notification of such claim, but failure to notify the indemnifying party shall in no event prejudice the right of the party to be indemnified under this Agreement unless the indemnifying party shall be prejudiced by such failure and then only to the extent of such prejudice; PROVIDED, that any claim for indemnification must be asserted in writing before the expiration of the applicable period of survival specified in Section 10.1. In the event that any legal proceeding shall be instituted or any claim or demand is asserted by any third party in respect of which the Sellers on the one hand, or Purchaser on the other hand, may have an obligation to indemnify the other, the party asserting such right to indemnify (the "Party to be Indemnified") shall give or cause to be given to the party from whom indemnity is sought (the "Indemnifying Party") written notice thereof and the Indemnifying Party shall have the right, at its option and expense, to participate in the defense of such proceeding, claim or demand, but not to control the defense, negotiation or settlement thereof, which control shall at all times rest with the Party to be Indemnified, unless the Indemnifying Party irrevocably acknowledges in writing full and complete responsibility for and agrees to provide indemnification to the Party to be Indemnified, in which such case such Indemnifying Party may assume such control through counsel of its choice and expense. In the event the Indemnifying Party assumes control of the defense, the Indemnifying Party shall not be responsible for the legal costs and expenses of the Party to be Indemnified in the event that the Party to be Indemnified decides to join in such defense. The parties agree to cooperate fully with each other in connection with the litigation, defense, negotiation or settlement of any third party legal proceeding, claim or demand.

              (b) If the Party to be Indemnified is also the party controlling the defense, negotiation or settlement of any matter, and if the Party to be Indemnified determines to compromise the matter, the Party to be Indemnified shall immediately advise the Indemnifying Party of the terms and conditions of the proposed settlement. If the Indemnifying Party agrees to accept such proposal, the Party to be Indemnified shall proceed to conclude the settlement of the matter, and the Indemnifying Party shall immediately indemnify the Party to be Indemnified pursuant to the terms of Sections 10.3 and 10.4 hereof, subject to the limitations set forth elsewhere in this Section 10. If the Indemnifying Party does not agree within 14 days to accept the settlement (said 14 day period to begin on the first business day following the date such party receives a complete copy of the settlement proposal), the Indemnifying Party shall immediately assume control of the defense, negotiation or settlement thereof, at that Indemnifying Party's expense. Thereafter, the Party to be Indemnified shall be indemnified in the entirety for any liability arising out of the ultimate defense, negotiation or settlement of such matter.

              (c) If the Indemnifying Party is the party controlling the defense, negotiation or settlement of any matter, and the Indemnifying Party determines to compromise the matter, the Indemnifying Party shall immediately advise the Party to be Indemnified of the terms and conditions of the proposed settlement and irrevocably acknowledge in writing full and complete responsibility for, and agree to provide indemnification of the Party to be Indemnified. If the Party to be Indemnified agrees to accept such proposal, the Indemnifying Party shall proceed to conclude the settlement of the matter, and immediately indemnify the Party to be Indemnified pursuant to the terms of Sections 10.3 and 10.4 hereof. If the Party to be Indemnified does not agree within 14 days to accept the settlement (said 14 day period to begin on the first business day following the date such party receives a complete copy of the settlement proposal), the Party to be Indemnified shall immediately assume control of the defense, negotiation or settlement thereof, at the Party to be Indemnified's expense. If the full amount paid to resolve the claim is less than the amount of the original proposed settlement made by the Indemnifying Party, then the Party to be Indemnified shall receive such indemnification pursuant to Sections 10.3 or 10.4 hereof, including any and all expenses incurred by the Party to be Indemnified in connection with the defense, negotiation or settlement of such matter. If the amount finally paid to resolve the claim is equal to or greater than the amount of the original proposed settlement proposed by the Indemnifying Party, then the Indemnifying Party shall provide indemnification pursuant to Sections 10.3 and 10.4 for the amount of the original settlement proposal submitted by the Indemnifying Party, and the Party to be Indemnified shall be responsible for all amounts in excess of the original settlement proposal submitted by the Indemnifying Party and all costs and expenses incurred by the Party to be Indemnified in connection with such defense, negotiation or settlement.

                                   Section 11

                              CONDITIONS OF CLOSING

         11.1 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH PARTY. The obligations of the parties to consummate the transactions contemplated hereby shall be subject to the fulfillment, on or prior to the Closing Date, of the following conditions:

              (a) NO INJUNCTION, ETC. The consummation of the transaction contemplated hereby shall not have been restrained, enjoined or otherwise prohibited by any Applicable Law, including any order, injunction, decree or judgment of any court or other governmental body or agency. No court or other governmental body or agency shall have determined any Applicable Law to make illegal the consummation of the transactions contemplated hereby or by the Other Sellers Documents, and no proceeding with respect to the application of any such Applicable Law to such effect shall be pending.

         11.2 CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS.

              (a) REPRESENTATIONS, PERFORMANCE. Sellers shall have duly performed and complied in all material respects with all agreements and conditions required by this Agreement and each of the Other Sellers Documents to be performed or complied with by them prior to or on the Closing Date. Sellers shall have delivered to Purchaser a duly authorized, properly executed certificate, dated the Closing Date to the foregoing effect.

              (b) CONSENTS. Sellers have obtained all consents necessary to consummate the transactions contemplated hereby, unless the failure to obtain any such consent would not materially adversely affect the Company or its assets.

              (c) NO MATERIAL ADVERSE EFFECT. No event, occurrence, fact, condition, change, development or effect shall have occurred, exist or come to exist since December

31, 2000 that, individually or in the aggregate, would have a material adverse effect on the Company or its assets.

              (d) TRANSFER DOCUMENTS AND OTHER MISCELLANEOUS MATTERS. Sellers have delivered to Purchaser, at or before the Closing, the following documents, all of which shall be in form and substance reasonably acceptable to Purchaser and its counsel:

                   (i) A certificate or certificates for all of the Common Shares. Such certificate(s) shall be in form for transfer, duly endorsed in blank by Sellers, or with appropriate duly executed stock transfer powers attached;

                   (ii) Opinion letter of Futro & Trauernicht LLC, counsel for Sellers, addressed to Purchaser and dated the Closing Date;

                   iii) All minute books, stock certificates and transfer books, contracts, policies of insurance, tax returns, records of every kind and nature and all other documents and writings belonging or relating to the Company and its corporate organization, business and assets;

                   (iv) A Good Standing Certificate, dated within thirty (30) days of the Closing, of the Secretary of State of Nevada as to the good standing of Company;

                   (v) Copies of the Certificate of Incorporation and By-Laws of Company, certified as true and correct by an officer of Company;

                   (vi) Such resignations of officers and directors of Company as Purchaser may request; and

                   (vii) Such other documents which Purchaser reasonably deems necessary to effectuate this Agreement.

              (e) CERTAIN EMPLOYMENT AGREEMENTS. Sellers shall have entered into the Employment Agreements described in Section 6.1.

              (f) COVENANT NOT TO COMPETE AGREEMENTS. Sellers shall have entered into the Covenant Not to Compete Agreements in the form set forth in Section 7.1.

              (g) MERGER. The merger contemplated by the Agreement and Plan of Reorganization shall become effective.

              (h) OTHER SELLER DOCUMENTS. Sellers shall have entered into each of the Other Seller Documents to which they are a party.

         11.2 CONDITIONS AND OBLIGATIONS OF SELLERS. The obligation of Sellers to consummate the transactions contemplated hereby shall be subject to the fulfillment (or waiver by the Sellers in their sole discretion), on or prior to the Closing Date, of the following additional conditions, which Purchaser agrees to use reasonable good faith efforts to cause to be fulfilled:

              (a) REPRESENTATIONS, PERFORMANCE. Purchaser has duly performed and complied in all material respects with all agreements and conditions required by this Agreement and each of the Other Sellers Documents to be performed or complied with by it prior to or on the Closing Date. Purchaser shall have delivered to Sellers a certificate dated the Closing Date and signed by its duly authorized officer, to the foregoing effect.

              (b) CONSENTS AND APPROVALS. Purchaser have obtained all consents necessary to consummate the transactions contemplated hereby.

              (c) CONSIDERATION AND OTHER MISCELLANEOUS DELIVERIES. Purchaser shall have delivered to Sellers at or before the Closing, the following documents, all of which shall be in form and substance acceptable to Sellers and its counsel:

                   (i) A certified or cashiers checks or wire transfer for the aggregate amount to be paid to each Seller at the Closing pursuant to Sections 1.2(a) hereof;

                   (ii) The Notes as set forth in Section 1.2(b);

                   (iii) Certified copies of the corporation actions taken by Purchaser authorizing the execution, delivery and performance of this Agreement;

                   (iv) A Certificate of Good Standing for Purchaser from the Secretary of State of Ohio dated no earlier than thirty (30) days prior to the Closing Date;

                   (v) Opinion letter of Lindhorst & Dreidame Co., L.P.A., counsel for Purchaser, addressed to Sellers and dated the Closing Date.

              (d) MERGER. The merger contemplated by the Agreement and Plan of Reorganization shall become effective.

              (e) OTHER SELLER DOCUMENTS. Purchaser shall have entered into each of the Other Seller Documents to which it is a party.


                                   Section 12

                                   THE CLOSING

         12.1 THE CLOSING. The "Closing" of the sale and purchase of the Common Shares shall take place at the offices of Lindhorst & Dreidame Co., LPA, 312 Walnut Street, Suite 2300, Cincinnati, Ohio 45202 at 2:30 p.m. on April 3, 2001, or at such other place or at such other date, not later than __________, 2001 (the "Closing Date), and at such other time of day as may be designated by Purchaser, when the conditions set forth in Section

__ are expected to be satisfied or waived. The Closing shall be deemed effective as of the day of Closing. The day on which the Closing actually occurs is herein sometimes referred to as the Closing Date.


                                   Section 13

                               GENERAL PROVISIONS

         13.1 FURTHER DOCUMENTS. The parties will, upon request at any time before or after Closing, execute, deliver and/or furnish all such documents and instruments, and do or cause to be done all such acts and things, as may be reasonably necessary to carry out the purpose and intent of this Agreement.

         13.2 PUBLICITY. Neither the Sellers, Company, nor Purchaser shall make any public announcements concerning this transaction without the prior written consent of the other parties hereto. Nothing herein contained shall restrict Company or Purchaser from communicating with its employees concerning this transaction. Each Party shall keep such communication confidential, and shall use its best efforts to prevent its respective employees from disseminating such information to the public. Nothing herein contained shall prohibit any disclosure that is required by law or a court of competent jurisdiction.

         13.3 EXPENSES. Except to the extent otherwise specifically provided herein, Purchaser will bear and pay all of its expenses incident to the transactions contemplated by this Agreement which are incurred by Purchaser or its representatives and Sellers shall bear and pay all of the expenses incident to the transactions contemplated by this Agreement which were incurred by Sellers or their representatives. Sellers shall bear and pay all the costs for the audit of the Financial Statements of the Company.

         13.4 NOTICES. All notices and other communications required by this Agreement shall be in writing and shall be deemed given if delivered by hand or mailed by registered mail or certified mail, return receipt requested, to the appropriate party at the following address (or at such other address for a party as shall be specified by notice pursuant hereto):

                  (a)      If to Purchaser, to:
                           Broughton Acquisition, LLC
                           4243 Hunt Road, Suite 215
                           Cincinnati, Ohio 45242

                           With a copy to:
                           William N. Kirkham, Esq.
                           Lindhorst & Dreidame Co., L.P.A.
                           312 Walnut Street, Suite 2300
                           Cincinnati, Ohio  45201-4091

                  (b)      If to Sellers, to:
                           Allan Massey
                           ______________
                           ______________
                           ______________
                           Patti Massey

                           ______________
                           ______________
                           ______________

                           Joan Carroll

                           ______________
                           ______________
                           ______________

                           George Young

                           ______________
                           ______________
                           ______________

                           With a copy to:
                           ______________
                           ______________
                           ______________
                           ______________

         13.5 BINDING EFFECT. Except as may be otherwise provided herein, this Agreement and all provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns. Except as otherwise provided in this Agreement, no Party shall assign its rights or obligations hereunder prior to Closing without the prior written consent of the other Party.

         13.6 HEADINGS. The headings in this Agreement are intended solely for the convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

         13.7 EXHIBITS. Exhibits referred to in this Agreement constitute and integral part of this Agreement as if fully rewritten herein. Any disclosure made on any Exhibit delivered pursuant hereto shall be deemed to have been disclosed for purposes of any other Exhibit required hereby.

         13.8 COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which constitute together one and the same document.

         13.9 GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the laws of the State of Ohio.

         13.10 SEVERABILITY. If any provision of this Agreement shall be held unenforceable, invalid or void to any extent for any reason, such provision shall remain in force and effect to the maximum extent allowable, if any, and the enforceability or validity of the remaining provisions of this Agreement shall not be affected thereby.

         13.11 WAIVERS, REMEDIES ACCUMULATED. No waiver of any right or option hereunder by any Party shall operate as a waiver of any other right or option, for the same right or option with respect to any subsequent occasion for its exercise, or of any right to damages. No waiver by any Party or any breach of this Agreement or of any representation or warranty contained herein shall be held to constitute a waiver of any other breach or a continuation of the same breach. All remedies provided in this Agreement are in addition to all of the remedies provided by law. No waiver of any of the provisions of this Agreement shall be valid and enforceable unless such waiver is in writing and signed by the party granting the same.

         13.12 ENTIRE AGREEMENT. This Agreement and the agreements, instruments and other documents to be delivered hereunder constitute the entire understand and agreement concerning the subject matter hereof. All negotiations between the parties hereto are merged into this Agreement, and there are no representations, warranties, covenants, understanding or agreements, oral or otherwise, in relation thereto between the parties other than those incorporated herein and to be delivered hereunder. Except as otherwise expressed or contemplated by this Agreement, nothing expressed or implied in this Agreement is intended or shall be construed so as to grant or refer on any person, firm or corporation other than the parties hereto any rights or privileges hereunder. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by the parties hereto.

         13.13 KNOWLEDGE. To the extent related to the representations and warranties made by the Sellers herein, the phrases "to the knowledge of", "to the best knowledge of" and "known to" or any similar phrase shall mean to the information, facts or events which any officer, director or key employee of Mycom or any Seller knows or reasonably should know in connection with his or her duties as an officer or director of Mycom or in connection with his or her ownership of Mycom stock.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                         PURCHASER:

                                         BROUGHTON ACQUISITION, LLC


                                         By: _______________________________

                                        Title: ________________________________


                                        SELLERS:


                                        -----------------------------------
                                        ALLAN MASSEY


                                        -----------------------------------
                                        PATTI MASSEY


                                        -----------------------------------
                                        JOAN CARROLL


                                        -----------------------------------
                                        GEORGE YOUNG

                                                                       Exhibit B


                      AGREEMENT AND PLAN OF REORGANIZATION

         This AGREEMENT and PLAN OF REORGANIZATION made and entered into this ____ day of ____________, 2001 by, between and among MYCOM GROUP, INC., a Nevada corporation ("Mycom"), FBT TRANSACTION, INC., an Ohio corporation and a wholly-owned subsidiary of Mycom ("Subsidiary"), ALLAN MASSEY, PATTI MASSEY, JOAN CARROLL AND GEORGE YOUNG (hereinafter referred to collectively as the "Mycom Shareholders") and BOBBITT & BRANSOM, INC. D/B/A BROUGHTON INTERNATIONAL ENTERPRISE & WEB SOLUTIONS, an Ohio corporation ("Broughton"), JAMES T. BOBBITT ("Bobbitt") AND ROB R. BRANSOM ("Bransom")(Bobbitt and Bransom are also hereinafter referred to collectively as the "Broughton Shareholders").

                              W I T N E S S E T H:

         WHEREAS, Mycom and Subsidiary operate an internet marketing and technical solutions business, with offices in Cincinnati, Ohio (the businesses of Mycom and Subsidiary are hereinafter referred to collectively as the "Business"); and

         WHEREAS, the Broughton shareholders are the owners of Twenty (20) total common shares of Broughton, no par value, (the "Broughton Shares"), said Broughton Shares being One Hundred percent (100%) of the total issued and outstanding shares of Broughton; and

         WHEREAS, the Mycom Shareholders own at least Twenty Seven Million (27,000,000) common shares of Mycom stock, $.01 par value per share, and said shares are subject to a certain stock purchase agreement (the "stock purchase agreement") of even date; and

         WHEREAS, the execution and Closing of the transaction contemplated herein are contingent upon the successful execution and Closing of the stock purchase agreement; and

         WHEREAS, as inducement for and in consideration of Broughton and the Broughton Shareholders entering into this Agreement, the Mycom Shareholders have agreed to make certain representations and warranties as set forth herein and be subject to certain obligations described more fully hereunder; and

         WHEREAS, Mycom, Subsidiary and Broughton desire to effect a plan of reorganization pursuant to Section 368(a)(2)(E) of the Internal Revenue Code whereby Subsidiary will merge with and into Broughton with Broughton being the Surviving Corporation in exchange for the stock of Mycom and other good and valuable consideration, which stock and other consideration shall be delivered to Broughton Shareholders upon the surrender of their Broughton stock, pursuant to the terms of this Agreement; and

         WHEREAS, the shareholders of Subsidiary and Broughton and the Board of Directors of Subsidiary, Mycom and Broughton have adopted resolutions declaring advisable the merger of Subsidiary into Broughton on the terms and conditions hereinafter set forth.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, for other good and valuable consideration, and for the purpose of prescribing the terms and conditions of such merger, the parties hereto covenant and agree as follows:

                                    SECTION 1

                                     MERGER

         1.1 AGREEMENT TO MERGE. Upon the terms and conditions set forth in this Agreement and the Plan of Merger and Certificate of Merger attached hereto as
Exhibit 1.1 (the "Plan of Merger"), Subsidiary shall be merged with and into Broughton (the "Merger"). Broughton shall be the corporation surviving the Merger (the "Surviving Corporation"). The Plan of Merger is incorporated herein by reference and made a part of this Agreement.

         1.2 MYCOM COMMON STOCK. Mycom has made available to Subsidiary Twenty Million (20,000,000) shares of its common stock, $ .01 par value per share, (the "Mycom Stock") to effect the Merger pursuant to the Plan of Merger.

         1.3 MERGER CONSIDERATION. At the Effective Time (as defined in Section
2.2 of this Agreement), the Broughton Shares shall be converted into the right to receive (the "Purchase Price") the Mycom Stock and promissory notes (as described in Section 3.7 hereunder) in the aggregate face amount of One Million Three Hundred Thousand Dollars ($1,300,000.00) (the "Merger Consideration").

                                    SECTION 2

                       THE CLOSING AND THE EFFECTIVE TIME

         2.1 THE CLOSING. A "Closing" shall take place at the offices of Lindhorst & Dreidame Co., LPA, 312 Walnut Street, Suite 2300, Cincinnati, Ohio 45202 at 2:30 p.m. on April 3, 2001, or at such other place or at such other date, not later than __________, 2001 (the "Closing Date), and at such other time of day as may be designated by Broughton, when the conditions set forth in
Section 7 are expected to be satisfied or waived. At the Closing, (a) Broughton will deliver to Mycom, Subsidiary and the Mycom Shareholders proof or indication of satisfaction of Broughton's covenants and conditions set forth in Section 7 as may have reasonably been requested; (b) Mycom, Subsidiary and the Mycom

Shareholders will deliver to Broughton and the Broughton Shareholders proof or indication of satisfaction of their covenants and conditions set forth in
Section 7 as may have reasonably been requested; (c) Broughton and Subsidiary shall execute the Agreement Merger and the Certificate of Merger; and (d) Mycom, Subsidiary, the Mycom Shareholders and Broughton shall execute and deliver to the other all other instruments and assurances, and do all other things, reasonably necessary and proper to effect the Merger and other transactions contemplated hereby.

         2.2 THE EFFECTIVE TIME. On the Closing Date, Broughton and Subsidiary shall file the Certificate of Merger with the Secretary of State of Ohio. The Merger shall be effective upon the filing of the Certificate of Merger with the Secretary of State of Ohio (the "Effective Time").

                                    SECTION 3

                         ELEMENTS OF MERGER TRANSACTION

         3.1 STATUTORY MERGER. At the Effective Time, Subsidiary shall be merged into and with Broughton in accordance with the terms and conditions of this Agreement, the Plan of Merger and the Ohio Revised Code (the "ORC"). The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either Broughton or Subsidiary in order to carry out and effectuate the transactions contemplated by this Agreement.

         3.2 EFFECT OF MERGER. From and After the Effective Time:

              (a) The separate existence of Subsidiary shall cease;

              (b) The title of all real estate and other property owned by Subsidiary shall be vested in the Surviving Corporation without reversion or impairment;

              (c) The Surviving Corporation shall have all liabilities of Subsidiary; and

              (d) A proceeding pending against Subsidiary may be continued as if the Merger did not occur or the Surviving Corporation may be substituted for Subsidiary.

         3.3 NAME, ARTICLES, CODE OF REGULATIONS, DIRECTORS AND OFFICERS. At the Effective Time, and until changed or amended in accordance with the Articles of Incorporation and Code of Regulations of the Surviving Corporation and with the
ORC:

              (a) The name of the Surviving Corporation shall be "Bobbitt & Bransom, Inc."

              (b) The Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation of Broughton immediately prior to the Effective Time.

              (c) The Code of Regulations of the Surviving Corporation shall be the Code of Regulations of Broughton immediately prior to the Effective Time.

              (d) The members of the Board of Directors of Subsidiary shall immediately resign, and the Board of Directors of the Surviving Corporation shall be set at three (3). The members of the Board of Directors of the Surviving Corporation shall be Bransom, Bobbitt and George Young.

              (e) The officers of Subsidiary shall resign.

         3.4 SURRENDER OF CERTIFICATES. At the Closing, the Broughton Shareholders shall deposit with Lindhorst & Dreidame Co., LPA, Attorneys at Law (the "Exchange Agent") all of the outstanding Broughton Shares, appropriately endorsed in blank, to be delivered to Mycom in accordance with Section 3.5.

         3.5 CONVERSION OF BROUGHTON SHARES. At and as of the Effective Time, upon surrender of all outstanding Broughton Shares to the Exchange Agent, duly executed, and such other required documents, each Broughton Share shall be converted by the merger into the right to receive One Million (1,000,000) shares of the Mycom Stock. Until surrendered as contemplated in this Section 3.5, each Broughton Share certificate previously owned by the Broughton Shareholders shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration times the number of Broughton Shares previously represented by such Broughton Share certificate.

         3.6 CONVERSION OF CAPITAL STOCK OF SUBSIDIARY. At and as of the Effective Time, upon surrender of all outstanding Broughton Shares, all shares of common stock, no par value, of Subsidiary shall be converted into one share of common stock, no par value, of the Surviving Corporation.

         3.7 NON-STOCK CONSIDERATION TRANSFERRED AT THE EFFECTIVE TIME. At the Effective Time, each Broughton Share shall be converted into the right to receive a promissory note from Mycom in the principal amount of Sixty-Five Thousand Dollars ($65,000.00) in the form as attached hereto as Exhibit 3.7. With the execution of this Agreement, Mycom shall deliver to Lindhorst & Dreidame Co., LPA two (2) promissory notes (the "Promissory Notes"), one made payable to each Broughton Shareholder (a "Promissory Note"), and each note in the principal amount of Six Hundred Fifty Thousand Dollars ($650,000.00).

         No other purchase price other than the amounts described above shall be paid or payable by Mycom Subsidiary or Broughton in respect of the transactions contemplated herein.

         3.8 ADJUSTMENT OF PURCHASE PRICE AND MERGER CONSIDERATION.

              (a) At the Closing, Mycom, Subsidiary and the Mycom Shareholders shall provide on Exhibit 3.8 a complete, accurate and detailed list of all Mycom and Subsidiary debts and liabilities and all Mycom and Subsidiary assets and accounts receivable, and a certification that Mycom and Subsidiary have no liabilities, debts or obligations of any type whatsoever, contingent or otherwise, that should be included on a Mycom or Subsidiary balance sheet prepared pursuant to generally accepted accounting principles, other than the liabilities so listed. In accordance with Section 5.8(a) herein, the short term revolving line of credit shall not exceed Six Hundred Thousand Dollars ($600,000.00) and the long term Provident Bank loan shall not exceed One Hundred and Fifty Thousand Dollars ($150,000.00). In accordance with Section 5.8(b) herein, all accounts receivable of Mycom and Subsidiary shall exceed the accounts payable of Mycom and Subsidiary by an amount of at least Three Hundred Eighty-Five Thousand Dollars ($385,000.00). If the list reflects that the Mycom and Subsidiary short term revolving line of credit exceeds Six Hundred Thousand Dollars ($600,000.00) or if the Mycom and Subsidiary long term Provident Bank loan exceeds One Hundred and Fifty Thousand Dollars ($150,000.00) or if the Mycom and Subsidiary accounts receivable do not exceed the accounts payable of Mycom and Subsidiary by an amount of at least Three Hundred Eighty-Five Thousand Dollars ($385,000.00), then the Mycom Shareholders, jointly and severally shall pay to the Broughton Shareholders, on the Closing Date the amount of any excess or shortfall, whichever the case may be.

              (b) Not later than sixty (60) days after the Effective Time (the "Post Merger Date"), Mycom, the Mycom Shareholders and the Broughton Shareholders shall determine the accuracy of the information set forth on
Exhibit 3.8, including the exact amount of the assets and liabilities of Mycom and Subsidiary (including the accounts receivable contained on Exhibit 3.8 that have been collected by the Post Merger Date, but excluding the accounts receivable contained on Exhibit 3.8 that have not been collected by the Post Merger Date), all as of the Effective Time. If Mycom, the Mycom Shareholders and the Broughton Shareholders determine that the liabilities or accounts receivable of Mycom and Subsidiary do not satisfy the threshold dollar requirements of this
Section 3.8 or Section 5.8 as of the Effective Time, the Mycom Shareholders, jointly and severally, shall immediately reimburse the Broughton Shareholders for the excess or shortfall. If by the Post Merger Date the Mycom Shareholders and the Broughton Shareholders are unable to agree upon the exact amount of the assets of Mycom and Subsidiary (including those accounts receivable contained on Exhibit 3.8 that have been collected by the Post Merger Date, but excluding those accounts receivable contained on Exhibit 3.8 that have not been collected by the Post Merger Date) and the debts and liabilities of Mycom and Subsidiary as of the Effective Time, then all disputed matters pertaining to the determination shall be submitted to and reviewed by an Arbitrator (the "Arbitrator"), which shall be an independent accounting firm selected by the Mycom and Broughton Shareholders. If the Mycom and Broughton Shareholders are unable to agree promptly on an accounting firm to serve as Arbitrator, each shall select, by not later than ten (10) days following the Post Merger Date, an accounting firm, and each selected accounting firm shall be instructed to jointly select promptly another accounting firm, such third selected firm to serve as the Arbitrator. The Arbitrator shall consider only the disputed matters pertaining to the determination and shall act promptly and fairly to resolve all disputed matters and its decision with respect to all disputed matters shall be final and binding upon the Mycom Shareholders and Broughton Shareholders. In determining the assets and liabilities of Mycom and Subsidiary, the Arbitrator shall make such determination upon generally accepted accounting principles, consistently applied. Expenses of the arbitration shall be born equally by the Mycom Shareholders and Broughton Shareholders.

         3.9 DIRECTORS AND OFFICERS OF MYCOM. At the Effective Time, and until changed in accordance with the Articles of Incorporation and the By-laws of
Mycom: (a) Bobbitt and Bransom shall be appointed as members of the Board of Directors of Mycom, and all other Mycom directors other than George Young shall resign from the Mycom Board of Directors; (b) all current officers of Mycom shall resign as officers and employees of Mycom; (c) Bransom shall be elected Chairman of the Board of Directors and Chief Executive Officer of Mycom; (d) Bobbitt shall be elected President and Chief Operating Officer of Mycom; and (e) the Employment and Consulting Agreements referenced in Section 4.1 shall become effective.

                                    SECTION 4

                    EMPLOYMENT AND NON-COMPETITION AGREEMENTS

         4.1 RESIGNATION AND EMPLOYMENT/CONSULTING AGREEMENTS. As an inducement for and consideration of each of the parties entering into this Agreement:

              (a) Bransom agrees to enter into an Employment Agreement in the form of Exhibit 4.1(a); and

              (b) Bobbitt agrees to enter into an Employment Agreement in the form of Exhibit 4.1(b); and

              (c) Allan Massey agrees to sign a Resignation and enter into a Consulting Agreement in the form of Exhibit 4.1(c); and

              (d) Patti Massey agrees to sign a Resignation and enter into an Employment Agreement in the form of Exhibit 4.1(d); and

              (e) Joan Carroll agrees to sign a Resignation and enter into an Employment Agreement in the form of Exhibit 4.1(e); and

              (f) George Young agrees to enter into an Employment Agreement in the form of Exhibit 4.1(f).

         The Employment Agreements, Consulting Agreement and Resignations shall be executed at the Closing and effective as of the Effective Time.

         4.2 NON-COMPETITION AGREEMENTS. As an inducement for and consideration of each of the parties entering into this Agreement:

              (a) Allan Massey agrees to enter into a Non-Competition Agreement in the form of Exhibit 4.2(a); and

              (b) George Young agrees to enter into a Non-Competition Agreement in the form of Exhibit 4.2(b).

         The Non-Competition Agreements shall be executed at the Closing and shall be effective as of the Effective Time.

                                   SECTION 5.

                         REPRESENTATIONS AND WARRANTIES
                  OF MYCOM, SUBSIDIARY, AND MYCOM SHAREHOLDERS

         Mycom, Subsidiary and the Mycom Shareholders, jointly and severally, represent and warrant to Broughton and the Broughton Shareholders as follows:

         5.1 ORGANIZATION AND QUALIFICATION. Mycom is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada. Subsidiary is a corporation validly existing and in good standing under the laws of the State of Ohio. Mycom and Subsidiary are duly qualified or licensed to do business as foreign corporations and are in good standing, in every jurisdiction where the failure to be so qualified or licensed would have a material adverse effect on (i) the ability of Mycom or Subsidiary to execute and deliver this Agreement and to execute and consummate the transactions contemplated hereby, or (ii) the business, assets, operations, properties or condition (financial or otherwise) of Mycom or Subsidiary. Mycom and Subsidiary have full corporate power and authority to own, lease and operate the assets and property related to or connected with the Business as and where such assets and properties are now owned or leased or as such Business is presently being conducted, and to execute, deliver and perform this Agreement. All assets of Mycom and Subsidiary are located at the principal office of Mycom in Cincinnati, Ohio. Neither Mycom, Subsidiary nor the Mycom

Shareholders shall relocate any of the assets of Mycom or Subsidiary between the date of this Agreement and the Closing.

         5.2 AUTHORIZATION. Mycom and Subsidiary have full rights, powers, authority, and capacity to execute and deliver this Agreement and to perform its respective obligations under this Agreement. The execution, delivery and performance of this Agreement by Mycom and Subsidiary have been duly authorized and approved by all requisite corporate action and no other corporate acts or proceedings on the part of Mycom or Subsidiary are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement constitutes the valid and legally binding obligation of Mycom and Subsidiary. Neither Mycom, Subsidiary nor the Mycom Shareholders have any legal obligations, absolute or contingent, to any other individual, firm, partnership, corporation, trust, entity or organization ("Person") (i) to sell any substantial part of their assets, or to sell any of their assets except in the ordinary course of business; (ii) to effect any merger, consolidation or other reorganization; or
(iii) to enter into any agreement with respect thereto. Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby will: (a) violate, conflict with, or result in a breach of any provision of the articles of incorporation of Mycom or Subsidiary; (b) (i) violate, conflict with or result in a breach of any provision of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination of or accelerate the performance required by, or (iv) result in the creation of any lien, security interest, charge or encumbrance upon the capital stock or upon any of the properties or assets of Mycom or Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, lease, license, agreement or other instrument or obligation which binds Mycom or Subsidiary or any material assets of Mycom or Subsidiary; or (c) violate any order, writ, injunction, decree, statute, rule or regulation of any governmental body applicable to Mycom or Subsidiary or any assets of Mycom or Subsidiary.

         5.3 CONTINUED OPERATIONS. There are no legal impediments to the continued operation of the Business in the normal course which are known to Mycom, Subsidiary or the Mycom Shareholders.

         5.4 SUBSIDIARIES. Mycom owns 100% of the outstanding shares of stock of Subsidiary and 49% of the outstanding shares of stock of Mycom Advertising, Inc., an Ohio corporation ("Advertising"). Subsidiary and Advertising are the sole subsidiaries of Mycom. There are no other Persons in which Mycom or Subsidiary has a direct or indirect interest greater than or equal to five percent (5%) of the equity or voting securities of any class of such Person.

         5.5 MYCOM COMMON SHARES; TITLE. All of the statements concerning Mycom Stock set forth in Section 1.2 of this Agreement are true. Mycom's authorized capital stock consists of Ninety Million (90,000,000) shares of common stock, $.01 par value per share, of which Forty-Nine Million Seven Hundred Eighteen Thousand and Six (49,718,006) shares of common stock are issued and outstanding, and Ten Million (10,000,000) shares of preferred stock, none of which are issued and outstanding (all of which may be referred to herein as the "Mycom Shares"). No share of common or preferred stock shall be issued after the execution of this Agreement, except for those Twenty Million (20,000,000) shares to be issued to the Broughton Shareholders pursuant to Section 1.2. A sufficient number of Mycom Shares has been transferred to Subsidiary in order to effectuate this merger. All issued and outstanding shares of Mycom have been validly issued, fully paid and are nonassessable. There are no outstanding options, warrants, contracts or commitments entitling any Person to purchase or otherwise acquire from Mycom any of the Mycom Shares. Mycom has no obligation of any nature whatsoever with respect to any of its unissued shares or shares which have been acquired, redeemed or converted. Mycom has no outstanding contractual obligation to repurchase, redeem or otherwise acquire any of its outstanding shares. Except as set forth on Exhibit 5.5, since December 31, 2000 Mycom has not:

              (a) directly or indirectly redeemed, purchased or otherwise acquired any of its shares; or

              (b) issued or granted any right or option (other than as provide in this Agreement) to purchase or otherwise acquire any of its shares.

         All Mycom Shares have been issued in compliance with all applicable federal and state securities laws and no past or present holder thereof is entitled to any right of recission in respect thereof and no documentary taxes or other taxes were or are required with respect to the issuance or transfer of such Mycom Shares.

         5.6 CORPORATE DOCUMENTS, BOOKS, RECORDS AND PERMITS. True and complete copies of the Articles of Incorporation of Mycom Group, Inc. and Subsidiary, as amended (certified as of a recent date by the Nevada and Ohio Secretary of State, respectively) and of the Mycom Group, Inc. and Subsidiary. By-laws and Code of Regulations, as amended (certified as of the date hereof by the secretaries of Mycom and Subsidiary) are attached as Exhibit 5.6. All of the foregoing and all of the corporate minutes and stock transfer records of Mycom and Subsidiary are current, complete and correct in all material respects. Mycom and Subsidiary possess all licenses, franchises, approvals, certificates, permits and other governmental authorizations necessary for the continued conduct of their business without material interference or interruption. Exhibit
5.6 sets forth a list and summary description of each such license, franchise, approval, certificate, permit and authorization, if any. The books of account of Mycom and Subsidiary substantially reflect all then known material items of income and expense and all then known material assets, liabilities and accruals.

         5.7 FINANCIAL STATEMENTS. Attached as Exhibit 5.7 are the Mycom and
Subsidiary: (i) audited year-end balance sheet and related statement of income for the years ending December 31, 1999 and 2000 (the "Year-End Financials") and
(ii) the unaudited balance sheet as of February 28, 2001, and related statement of income for the two (2) month period ending February 28, 2001, (the "Interim Financials"). The Year-End Financials and the Interim Financials are prepared in accordance with the books and records of Mycom and Subsidiary, and have been prepared in accordance with generally accepted accounting principles as applied by Mycom and Subsidiary on a consistent basis throughout the periods covered by such statements and fairly represent the financial condition of Mycom and Subsidiary as of the respective dates and the financial results of operation of Mycom and Subsidiary for the period(s) then ended. The Interim Financials represent in all material respects the results from the operations for the indicated periods. There have been no unusual accounting practices engaged in which have affected the amount or trend of net income of Mycom or Subsidiary, or any unusual or nonrecurring transactions, during the periods reflected in the Year-End Financials and the Interim Financials. All charges, expenses and accruals of the nature required by generally accepted accounting principles to have been reflected or reserved against in financial statements relating to the operations or to any aspect of the Business of Mycom or Subsidiary have been deducted in the preparation of the income and expense statements included in the Year-End Financials and the Interim Financials and are in accordance with the books and records kept by Mycom and Subsidiary. The Year-End Financials and the Interim Financials are sometimes referred to herein as the "Financial Statements". Except as set forth on Exhibits 3.8 and 5.7, Mycom and Subsidiary do not have, nor will they have at the Effective Time, nor are any of their assets subject to, nor will any of their assets at the Effective Time be subject to, any liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute, accrued, contingent, matured or unmatured) which should be disclosed on a financial statement and which (a) is material and not reflected and adequately reserved against in the Financial Statements, or (b) has been or shall be incurred subsequent to the date of the February 28, 2001 Interim Financials other than in the ordinary course of business, and not in violation of any provision of this Agreement.

         5.8 ASSETS AND LIABILITIES OF MYCOM AND SUBSIDIARY AT THE EFFECTIVE TIME. At the Effective Time:

              (a) The debts and liabilities of Mycom and Subsidiary at the Effective Time shall not exceed the total stated amount of debts and liabilities of Mycom and Subsidiary disclosed in the Interim Financials, and such debts and liabilities shall not exceed Six Hundred Thousand Dollars ($600,000.00) with regards to any short term revolving line of credit and One Hundred and Fifty Thousand Dollars ($150,000.00) with regards to the long term Provident Bank loan. Mycom and Subsidiary shall have no liabilities of any type whatsoever that should be disclosed on a financial statement pursuant to generally accepted accounting principles other than the debts and liabilities listed on Exhibit 3.8.

              (b) All accounts receivable of Mycom and Subsidiary at the Effective Time shall exceed the accounts payable of Mycom and Subsidiary by an amount of at least Three Hundred Eighty-Five Thousand Dollars ($385,000.00), or a reasonable amount determined by the average receivable and payable variance during the previous six (6) month period ending at the Effective Time, and acceptable to Broughton and the Broughton Shareholders. All accounts receivable and fees earned but not billed as listed on Exhibit 3.8 will be collectible at the Effective Time. All accounts receivable have arisen only from bona fide transactions in the ordinary course of business and represent valid, collectible and existing claims and will not be subject to defense, counterclaim, offset or condition.

              (c) Attached as Exhibit 5.8 is a list of all of the assets used by Mycom and Subsidiary in the conduct of their Business other than assets listed on Exhibit 3.8. Exhibit 5.8 contains a complete, accurate and detailed list of all other property and assets of Mycom and Subsidiary, including but not limited to leasehold improvements, furniture, fixtures, and computer equipment. The assets listed on Exhibits 3.8 and 5.8 include all of the assets used by Mycom and Subsidiary in the conduct of their Business.

         5.9 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth on
Exhibit 5.9, since June 30, 2000, there have been no events or conditions of any character (whether actual, threatened or contemplated) pertaining to the financial condition, business or assets of Mycom or Subsidiary, separately or in the aggregate, that have materially adversely affected, or can reasonably be expected to affect materially or adversely Mycom's or Subsidiary's financial condition, business or assets, or to cause any of their businesses to be carried on materially less profitably than prior to this Agreement. Except as set forth on Exhibit 5.9, since June 30, 2000, neither Mycom nor Subsidiary has:

              (a) borrowed any money, incurred any liability or obligation, or lent any money or pledged any of its credit in connection with any aspect of any of their business, other than in the ordinary course of business;

              (b) mortgaged or otherwise subjected to any liens, encumbrances or other liabilities any of their assets or business, other than in the ordinary course of business;

              (c) sold, assigned or transferred any of their assets or business, other than in the ordinary course of business;

              (d) suffered any damage, destruction or loss, whether or not covered by insurance, materially adversely affecting their financial condition, business or assets;

              (e) made or suffered any amendments, termination of or default under any contract, agreement, license or other instrument which materially adversely affects or could materially adversely affect their financial condition, business or assets;

              (f) received notice or had knowledge or reason to believe that any material labor trouble exists among any of their employees or that any group, organization or union has tried to organize any of their employees;

              (g) received any notice asserting or threatening to assert that either of them are in material violation of any statute, law, ordinance, regulation, rule or order applicable to their business or assets, which violation would have a materially adverse effect on their financial condition, if true;

              (h) failed to operate their business in the ordinary course so that they preserve the business organization intact, and failed to preserve the goodwill of their customers and others with whom they have business relations;

              (i) incurred any material extraordinary losses or waived any material rights in connection with any aspect of their business, whether or not in the ordinary course of business;

              (j) made any capital expenditure or capital additions or betterments, including any such expenditure, addition or betterment effected through a capital lease, exceeding Five Thousand Dollars ($5,000.00);

              (k) paid or agreed to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance pay to any of their present or former
(i) directors, (ii) officers, or (iii) employees who are being compensated on an annual basis at a rate exceeding Five Thousand Dollars ($5,000.00) per year; or increased by an amount in excess of five percent (5%) any of their compensation (including salaries, fees, bonuses, profit sharing, incentive, pension, retirement or other similar payments);

              (l) renewed, amended, became bound by or entered into any agreement, contract, commitment or transaction other than in the ordinary course of business;

              (m) changed any accounting practice followed or employed in preparing the Financial Statements; or

              (n) entered into any agreement, contract or commitment to do any of the foregoing.

         5.10 TAXES. Mycom and Subsidiary (i) have timely filed all federal, state, foreign and local income, franchise, excise, sales, real and personal property, employment and other tax returns, tax information returns and reports required to be filed; (ii) have paid or made adequate provision for the payment of, all taxes, interest payments and penalties (whether or not reflected in returns as filed) due and payable and/or accruable for all periods ending on or before the date of Closing to any city, county, state, foreign country, and the United States or any other taxing authority; and (iii) are not delinquent in the payment of any tax or government charge of any nature. No audit, examination or investigation is presently being conducted or, to Mycom's, Subsidiary's or the Mycom Shareholders' knowledge is threatened by any taxing authority. No unpaid tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative with respect to Mycom or Subsidiary. No agreement for the extension of time for the assessment of any amounts of tax has been entered into by or on behalf of Mycom or Subsidiary. Mycom and Subsidiary have withheld (and timely paid to the appropriate governmental authority) proper and accurate amounts from its employees for all periods in material compliance with all tax withholding provisions (including, without limitation, income, social security and employment tax withholding for all forms of compensation) of applicable federal, state foreign and local law. Mycom and Subsidiary have delivered to Broughton true and correct copies of all federal, state and local income tax, franchise tax, sales and use tax, and personal property tax returns filed by them for all periods commencing after December 31, 1991.

         5.11 TITLE TO ASSETS. On February 28, 2001, Mycom and Subsidiary had and, except with respect to assets disposed of for adequate consideration in the ordinary course of business or distributed by Mycom and Subsidiary as permitted by Section 5.9 hereof, since February 28, 2001, now have good and marketable title to all property and assets reflected on the February 28, 2001 Interim Financial Statement or Exhibits 3.8 and 5.8, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges or encumbrances of any nature.

         5.12 LEASES. Exhibit 5.12 lists all leases of real and personal property to which Mycom or Subsidiary is a party. Mycom and Subsidiary have delivered to Broughton true and correct copies of all leases referred to in
Exhibit 5.12, together with all amendments or modifications thereof. With respect to each lease of real or personal property to which Mycom or Subsidiary is a party:

              (a) such lease is in full force and effect in accordance with its terms;

              (b) all rents and additional rents due to date have been paid;

              (c) the lessee under each of the leases has been in peaceable possession since the commencement of the original term of the lease; and

              (d) no event of default, or event, occurrence, condition or act, which with the giving of notice, the lapse of time or the happening of any future event, occurrence, condition or act would become a material default under such lease, exists.

         5.13 ENVIRONMENTAL HAZARDS. Neither Mycom nor Subsidiary has (i) used, stored, manufactured or suffered to exist (collectively "Utilized") any hazardous or toxic substance, material or constituent (collectively, a "Hazardous Substance") within the meaning of any applicable federal, state or local law or regulation pertaining to environmental or chemical hazards or pollution (collectively, the "Environmental Laws"), including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Sec.9601 et seq., and any regulations promulgated thereunder, on, in or under any of its property, whether currently or previously owned or leased, or
(ii) transported or disposed or permitted any Person to transport or dispose, of any Hazardous Substance other than in accordance with all Environmental Laws and other than at the locations identified in Exhibit 5.13 of this Agreement. No Hazardous Substances have been Utilized by Mycom or Subsidiary at any time on, in or under any of Mycom's or Subsidiary's property, whether currently or previously owned or leased. Neither Mycom nor Subsidiary is subject to any asserted or unasserted liabilities, nor are any of the properties of Mycom or Subsidiary, whether currently or previously owned or leased, subject to any asserted or unasserted lien, under any of the Environmental Laws. Neither Mycom nor Subsidiary has ever violated any of the Environmental Laws, and both are presently in full compliance with all Environmental Laws. Without limiting the generality of the foregoing, to the best knowledge of Mycom, Subsidiary and/or the Mycom Shareholders, no asbestos, PCBs or other Hazardous Substance or any petroleum product or constituents thereof is present on, in or under any of the property of Mycom or Subsidiary, whether currently or previously owned or leased. Mycom and Subsidiary have not permitted any property currently or previously owned or leased by them to be used as a landfill or dump site. To the best knowledge of Mycom, Subsidiary and/or the Mycom Shareholders, there are no underground storage tanks or underground pipelines located on any property owned or leased by Mycom or Subsidiary. Except as set forth on Exhibit 5.13, to the best knowledge of Mycom, Subsidiary or the Mycom Shareholders, no underground storage tanks have ever been located on any property currently or previously owned or leased by Mycom or Subsidiary.

         5.14 LITIGATION, PENDING PROCEEDINGS AND COMPLIANCE WITH LAWS. For purposes of this Agreement, "Claims" shall mean all claims of any kind or actions, suits, proceedings, arbitrations or investigations, whether actual, potential or threatened, whether or not material, whether asserted by or against Mycom or Subsidiary, against or affecting the Mycom Shares, Mycom's or Subsidiary's businesses, prospects, conditions (financial or otherwise) or assets or against any officer or director of Mycom or Subsidiary (whether such claims against any officer or director of Mycom or Subsidiary arise or might arise in connection with actions taken or omitted or alleged to have been taken or omitted by such officer or director in his or her capacity as an officer or director). Exhibit 5.14 sets forth all Claims, including a summary of the basis and background of all Claims. There are no Claims (a) which would prevent the performance of this Agreement or any of the transactions contemplated hereby or declare the same unlawful or cause the rescission thereof, (b) which would prevent the transfer of good and marketable title to the Mycom Shares, free and clear of all encumbrances, or (c) which would materially and adversely affect or impair the business or condition, financial or otherwise, or the earnings of Mycom or Subsidiary. Mycom and Subsidiary have complied with and are not in default in any material respect under (and have not been charged with, nor are they threatened with or under investigation with respect to, any charge concerning any material violation of) any material federal, state or local law, regulation, ordinance, rule or order (whether executive, judicial, legislative or administrative) or any order, writ, injunction or decree of any court, agency or instrumentality. There are no material uncured violations or violations with respect to which material refunds or restitution may be required cited in any report concerning Mycom or Subsidiary as a result of examination by any regulatory authority. Mycom and Subsidiary have not infringed, misappropriate or misused or been charged, or threatened to be charged with infringement, misappropriation or misuse, of any patent, trade mark, trade name, copyright, trade secret, know-how or confidential information or data of another.

                  Except as described on Exhibit 5.14, no claim or threat of professional misconduct, malpractice, negligence, malfeasance or nonfeasance against Mycom, Subsidiary or any of their respective employees or agents arising out of the operation of the Mycom or Subsidiary Business exists, nor are there any facts or circumstances that exist which could give rise to such a claim or threat. All work of the Mycom or Subsidiary Business for which Mycom or Subsidiary is responsible has been prepared and/or conducted in a careful and prudent manner. No facts or circumstances exist which could give rise to any claim for professional misconduct, malpractice, negligence, malfeasance or nonfeasance on behalf of any client or third party to whom Mycom or Subsidiary may owe a duty of professional care.

         5.15 REGULATORY COMPLIANCE. Since December 31, 1999, neither Mycom nor Subsidiary has been a party to (a) any enforcement action instituted by or (b) any formal or informal agreement, any memorandum of understanding or cease and desist order with, any federal or state regulatory agency, and no such action, memorandum or other order has been threatened, and neither Mycom nor Subsidiary has received any report of examination from any federal or state regulatory agency which requires that Mycom or Subsidiary address any material problem or take any material action which has not already been addressed or taken in a manner satisfactory to the regulatory agency. Mycom has filed all reports and forms required of it to be filed by the Securities and Exchange Commission ("SEC") or any other federal, state or local government agency for periods ending on or prior to the Closing, including but not limited to SEC Form 10-K for the year ended December 31, 2000. Mycom and Subsidiary have complied in all material respects with all federal, state and local laws, regulations, rules, ordinances and orders dealing with the organization and/or operation of Mycom, Subsidiary or the Business. Exhibit 5.15 lists the four (4) EDGAR numbers assigned to Mycom that are needed to make all required EDGAR filings with the SEC.

         5.16 EMPLOYEE RELATIONS. Neither Mycom nor Subsidiary has entered into any contract with any labor union or other collective bargaining group pertaining to employees of Mycom or Subsidiary and no such contract is being negotiated with respect to employees of Mycom or Subsidiary. Exhibit 5.16 sets forth a complete list of all current employees of Mycom and Subsidiary, the salary of each such employee and the number of years of service of each employee with Mycom or Subsidiary. No employee of Mycom or Subsidiary has a written employment contract or agreement with Mycom or Subsidiary and the employment of each employee listed on Exhibit
5.16 is terminable at will. Mycom and Subsidiary are in compliance with all federal, state and local laws, ordinances and regulations relating to employment and employment practices at the business of Mycom and Subsidiary and all employee benefit plans and tax laws relating to employment at the business of Mycom and Subsidiary, except where such noncompliance would not have a materially adverse effect on such business. There is no unfair labor practice complaint against Mycom or Subsidiary pending before the National Labor Relations Board or similar agency or body. There is no labor strike, dispute, slow down or stoppage actually pending or, to the knowledge of Mycom or Subsidiary, threatened against or involving the business of Mycom or Subsidiary. During the last five (5) years, there have been no strikes, work stoppages or job actions at Mycom or Subsidiary.

         5.17 EMPLOYEE BENEFIT PLAN.

              (a) Exhibit 5.17 sets forth a true and complete list of all employee benefit plans or arrangements applicable to employees or former employees of Mycom and/or Subsidiary (the "Plans"), including, without limitation, wage continuation, bonus, pension, profit sharing and thrift plans, life, medical, hospitalization, disability or other insurance programs, vacation and sick leave policies, and termination and severance arrangements. The employee pension benefit plans, as written, qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "IRC") and related trusts are exempt under Section 501 of the IRC. A favorable determination letter has been issued by the Internal Revenue Service with respect to each pension benefit plan providing that such plan has qualified under Section 401(a) of the IRC. No fact exists which would adversely affect the qualified status of the pension benefit plans.

              (b) True and complete copies of all employee benefit plans, related trust agreements, and any communications to or from the IRS, or the United States Department of Labor with respect to such plans or trust agreements over the last three plan years are attached as part of Exhibit 5.17.

              (c) With respect to the Plans, neither Mycom, Subsidiary nor any administrator of the Plans or any related trusts or the trustees thereof has engaged in a prohibited transaction which would subject Mycom, Subsidiary, the Plans or any administrator, trustee or third party dealing with the Plans or the related trusts, to a material tax or penalty on prohibited transactions imposed by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or
Section 4975 of the IRC.

              (d) Mycom and Subsidiary have fully complied with the notice and continuation coverage requirements of Section 601 through 608 of ERISA, Section 4980B of the IRC, and the proposed regulations thereunder.

              (e) None of the Plans or the related trusts is a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, and neither Mycom nor Subsidiary is not now, nor have they ever been, a party to, or subject to, any collective bargaining agreement pursuant to which Mycom or Subsidiary are or will become obligated to contribute to a multiemployer plan.

              (f) All reports, statements, returns and other information required to be furnished or filed with respect to any of the employee benefit plans relating to the employees of Mycom and Subsidiary have been furnished or filed, or both, in accordance with Sections 101 through 105 of ERISA, and
Section 6057 and 6059 of the IRC, and they are true, correct and complete in all material respects. Records with respect to all employee benefit plans applicable to Mycom or Subsidiary employees have been maintained in material compliance with Section 107 of ERISA. Neither Mycom, Subsidiary nor any fiduciary (as defined in Section 3 of ERISA) with respect to any of the employee benefit plans applicable to Mycom or Subsidiary employees has any material liability for any breach of any fiduciary duties under Sections 404, 405, 406 or 409 of ERISA. Each of the employee benefit plans applicable to the employees of Mycom or Subsidiary has since adoption been executed, managed and administered in material compliance with all applicable provisions of ERISA, the IRC and all other applicable laws. There are no threatened or pending claims against the employee benefit plans applicable to the employees of Mycom or Subsidiary, or their fiduciaries, by any participant, beneficiary or government agency.

              (g) Mycom's and Subsidiary's aggregate contribution and recorded expense in respect of the fiscal year ending December 31, 2000 under the Plans is accurately reflected on the 2000 Mycom and Subsidiary Financial Statements.

              (h) As used in this Agreement, the terms "employee benefit plans" and "employee pension benefit plans" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

              (i) Mycom and Subsidiary have not provided and do not currently provide any retiree welfare benefits to their employees other than benefits under the Consolidated Omnibus Reconciliation Act of 1985.

         5.18 INSURANCE POLICIES. Mycom and Subsidiary maintain insurance policies and bonds in force in such amounts and against such liabilities and hazards as customarily are maintained by similar businesses. All policies are valid, enforceable and in full force and effect, and Mycom and Subsidiary have not received any notice of retroactive premium increases, adjustments or cancellations. Neither Mycom, Subsidiary nor the Mycom Shareholders know of any grounds for or any consideration of any such retroactive premium increase, adjustment or cancellation notice or other indication of premium increases or cancellations with respect to any of their insurance policies or bonds. All notices of cancellation received by Mycom or Subsidiary or claims made or to be made by Mycom or Subsidiary under their insurance policies and bonds since December 31, 1999, or made prior thereto but remaining unresolved, are described in Exhibit 5.18. To the best knowledge of Mycom, Subsidiary or the Mycom Shareholders, since December 31, 1999, Mycom and Subsidiary have not failed to make a timely claim or file a timely notice with respect to any matter giving rise to any material claim or potential material claim under any of its insurance policies or bonds.

         5.19 AGREEMENTS. Except as described in Exhibit 5.19 and except for Service Agreements listed or described on Exhibit 5.20 and Leases described in
Exhibit 5.12, neither Mycom nor Subsidiary is a party to:

              (a) any collective bargain agreement; any employment agreement, contract or commitment; any bonus plan; or commission plan or program;

              (b) any loan or other agreement pursuant to which Mycom or Subsidiary has borrowed money or any obligation of guaranty or indemnification arising from any agreement, contract or commitment which involves, singularly or in the aggregate, a potential material liability;

              (c) any agreement, contract or commitment which is either outside of the ordinary course of business or which is or may be materially adverse to the business, financial condition or earnings of Mycom or Subsidiary;

              (d) any agreement, contract or commitment containing any covenant materially limiting the freedom of Mycom or Subsidiary to engage in any line of business in any geographic area or to compete with any Person;

              (e) any agreement, contract or commitment relating to capital expenditures and involving future payments which, together with future payments under all other agreements, contracts or commitments relating to the same project, exceed One Thousand Dollars ($1,000.00);

              (f) any agreement, contract or commitment relating to the acquisition of substantially all of the assets, shares or capital stock of any business enterprise, except agreements, contracts or commitments in which assets, shares or capital stock are security for a loan or similar obligation created in the ordinary course of business;

              (g) any agreement, contract or commitment (i) which involves One Thousand Dollars ($1,000.00) or more after the date hereof, or (ii) which has a remaining term (including option of renewal or extension to the extent exercisable by any Person other than Mycom or Subsidiary) of thirty (30) days or more from the date hereof of or (ii) which can be canceled only upon payment of a penalty of more than One Hundred Dollars ($100.00);

              (h) any agreement, contract or commitment other than agreements, contracts or commitments entered into in the ordinary course of business which involve payments, consideration or obligations in the aggregate of less than One Thousand Dollars ($1,000.00) per agreement, contract or commitment which (i) will not be performed within thirty (30) days or less or (ii) cannot be terminated within thirty (30) days or less without payment of a penalty of more than One Hundred Dollars ($100.00);

              (i) any sales agency, manufacturer's representative, marketing or distributorship agreements; or

              (j) any joint venture, partnership and similar contracts involving a sharing of profits or expenses, including, but not limited to, joint research and development and joint marketing contracts.

         With respect to the agreements, Service Agreements (as described in Section 5.20), leases, licenses, commitments, instruments and undertakings, oral or written, Mycom or Subsidiary has performed, in all material respects, all of the obligations to be performed by them. Mycom and Subsidiary have issued no purchase order for the acquisition of inventory or merchandise at a price in excess of the current price thereof. Except for the Service Agreements, neither Mycom nor Subsidiary is a party to any long-term service contract requiring Mycom or Subsidiary to provide services, at a price below the customary price for such services. Neither Mycom nor Subsidiary has materially breached, nor is there any pending or threatened claim that Mycom or Subsidiary has materially breached any of the terms or conditions of: (a) any agreement, contract or commitment set forth in any of the Exhibits delivered by Mycom or Subsidiary to Broughton pursuant to this Agreement, or (b) any other agreement, contract or commitment the breach of which singularly or in the aggregate could result in the imposition of damages in a material amount.

         5.20 SERVICE AGREEMENTS.

              (a) Exhibit 5.20 contains a true and complete list of all Persons who have Service Agreements, oral or written, under which either Mycom or Subsidiary is obligated to render internet marketing and technical solution services or from which Mycom and Subsidiary derive income, fees, commissions or other revenues and for which Mycom and Subsidiary have not received notice of intent to terminate. Exhibit 5.20 also includes complete and accurate information regarding the enrollment of customers and clients of Mycom and Subsidiary as of the date hereof, as well as the annual service fees payable to Mycom and Subsidiary for the services under the Service Agreements. As of the date of this Agreement, each of the Service Agreements is valid, binding and in full force and effect in accordance with its terms. As of the date hereof, to the best knowledge of Mycom, Subsidiary or the Mycom Shareholders, no party thereto is in default of any material obligation under any of the Service Agreements and neither Mycom, Subsidiary nor any party thereto has indicated its intention to cancel or not renew any service agreement at the end of the current term thereof. All Service Agreements were entered into in the ordinary course of business. Copies of all Service Agreements are attached as part of Exhibit 5.20.

              (b) To the best knowledge of Mycom, Subsidiary or the Mycom Shareholder (i) no customer or client listed on Exhibit 5.20 intends to terminate or adversely modify its agreement with respect to the Business of Mycom or Subsidiary or adversely change the volume of business it does with respect to Mycom or Subsidiary, (ii) no customer or client listed on Exhibit
5.20 intends to modify or discontinue its working agreement with Mycom or Subsidiary following the expiration of the current term of that client's Service Agreement with Mycom or Subsidiary; and (iii) consummation by Mycom or Subsidiary of the transactions contemplated hereby will not cause any such customer or client to terminate or adversely modify the volume of such business.

              (c) Neither Mycom nor Subsidiary nor any Mycom Shareholder has been advised, and neither knows, of any material disputes which would cause any customer or client listed on Exhibit 5.20 to discontinue or significantly reduce their business with Mycom or Subsidiary.

              (d) Except as set forth on Exhibit 5.20 or on Exhibit 3.8, neither Mycom nor Subsidiary has received any payment for work to be performed by Mycom or Subsidiary after the closing.

         5.21 STATUS OF ASSETS. All property and assets, including but not limited to furniture, fixtures and computer equipment, owned by Mycom or Subsidiary shall be operational and in good condition and repair at the Effective Time. All assets of Mycom and Subsidiary are located at the offices of Mycom in Cincinnati, Ohio.

         5.22 BROKERS' OR FINDERS' FEES. No agent, broker or other Person acting on behalf of Mycom, Subsidiary, or the Mycom Shareholders or under any of their authority is or shall be entitled to any commission, broker's or finder's fee from Mycom, Subsidiary or the Mycom Shareholders in connection with any of the transactions contemplated by this Agreement. No agent, broker or other Person acting on behalf of either Mycom, Subsidiary or the Mycom Shareholders under any of their authority is or shall be entitled to any commission, broker's or finder's fee from Broughton or the Broughton Shareholders in connection with any of the transactions contemplated by this Agreement.

         5.23 POTENTIAL COMPETING INTERESTS. Except as set forth on Exhibit 5.23, to the best knowledge of Mycom, Subsidiary and/or the Mycom Shareholders, no shareholder, director, officer or employee of Mycom or the Subsidiary, nor any member of any such Person's family have any direct or indirect (5% or more) interest in any Person which competes or conflicts with, or is engaged with any business of the kind being conducted by, Mycom or Subsidiary or which does business or engaged in commerce with, or provides goods or services to, Mycom or Subsidiary; and (b) Mycom and Subsidiary do not use any real or personal property in which any shareholder, director, officer or employee of Mycom, Subsidiary, or any member of such Person's family, have a direct or indirect (5% or more) interest.

         5.24 INTELLECTUAL PROPERTY.

              (a) Exhibit 5.24(a) contains a complete and correct list of the following Intellectual Property owned or used by Mycom and Subsidiary: any and all United States and foreign (a) patents (including reexaminations, design patents, industrial designs and utility models) and patent applications (including docketed patent disclosures awaiting filing, provisional applications, reissues, divisions, continuations, continuations-in-part and extensions), patent disclosures awaiting filing determination, inventions and improvements thereto; (b) trademarks, service marks, trade names, trade dress, logos, business and product names, slogans, and registrations and applications for registration thereof; (c) copyrights (including software) and registrations thereof including Mycom's name; (d) inventions, processes, designs, formulae, trade secrets, know-how, industrial models, confidential and technical information, manufacturing, engineering and technical drawings, product specifications and confidential business information; (e) intellectual property rights similar to any of the foregoing; (f) copies and tangible embodiments thereof (in whatever form or medium, including electronic media); and (g) the Internet address and website of Mycom (hereinafter collectively referred to as the "Intellectual Property"). Mycom and Subsidiary own or have the exclusive right to use pursuant to license, sublicense, agreement or permission all of its Intellectual Property, free from any liens or encumbrances.

              (b) To the knowledge of Mycom, Subsidiary and the Mycom Shareholders, the conduct of the Business does not infringe or otherwise conflict with any rights of any Person in respect of any Intellectual Property. To the knowledge of Mycom, Subsidiary and the Mycom Shareholders, none of the Intellectual Property is being infringed or otherwise used or available for use, by any other Person.

              (c) Exhibit 5.24(c) sets forth all agreements or arrangements (i) pursuant to which Mycom or Subsidiary has leased or licensed Intellectual Property, or the use of

Intellectual Property as otherwise permitted (through non-assertion, settlement or similar agreements or otherwise) to, any other Person and (ii) pursuant to which Mycom or Subsidiary has had Intellectual Property licensed to it, or has otherwise been permitted to use Intellectual Property (through non-assertion, settlement or similar agreements or otherwise), excluding software licensed by Mycom or Subsidiary for internal purposes, together with a brief description of the Intellectual Property covered thereby. All of the agreements or arrangements set forth in Exhibit 5.24(c), (x) are in full force and effect in accordance with their terms and no default exists thereunder by Mycom or Subsidiary, or to the knowledge of Mycom, Subsidiary or the Mycom Shareholders (y) are free and clear of all liens and other encumbrances, and (z) except as set forth on
Exhibit 5.24(c), do not contain any change in control or other terms or conditions that will become applicable or inapplicable as a result of the consummation of the transactions contemplated by this Agreement.

              (d) To the knowledge of Mycom, Subsidiary and the Mycom Shareholders, no claim or demand has been made nor is there any proceeding that is pending, or to the knowledge of Mycom, Subsidiary or the Mycom Shareholders, threatened, nor is there to the knowledge of Mycom, Subsidiary or the Mycom Shareholders, a reasonable basis therefor, which (i) challenges the rights of Mycom or Subsidiary in respect of any of the Intellectual Property, (ii) asserts that Mycom or Subsidiary is infringing or otherwise in conflict with, or is, except as set forth in Exhibit 5.24(d), required to pay any royalty, license fee, charge or other amount with regard to, any Intellectual Property, or (iii) claims that any default exists under any agreement or arrangement regarding Intellectual Property. None of the Intellectual Property of Mycom or Subsidiary is subject to any outstanding order, ruling, decree, judgment or stipulation by or with any court, arbitrator, or administrative agency, or has been the subject of any litigation within the last five (5) years, whether or not resolved in favor of Mycom or Subsidiary.

         5.25 ABSENCE OF CERTAIN BUSINESS PRACTICES. Neither Mycom nor Subsidiary, nor any officer, employee or agent of Mycom or Subsidiary, nor any other Person acting on behalf of Mycom or Subsidiary, has, directly or indirectly within the past five (5) years given or agreed to give any gift, bribe, rebate or kickback or otherwise provide any similar benefit to any customer, supplier, governmental employee or any other Person who is or may be in a position to help or hinder Mycom or Subsidiary (or assist Mycom or Subsidiary in connection with any actual or proposed transaction relating to the Business or any other business previously operated by Mycom or Subsidiary) (i) which subjected or might have subjected Mycom or Subsidiary to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) which if not given in the past, might have had a material effect on Mycom or Subsidiary or their assets, (iii) which if not continued in the future, might have a material effect on Mycom or Subsidiary or their assets or subject Mycom or Subsidiary to suit or penalty in any private or governmental litigation or proceeding, (iv) for any of the purposes described in Section 162(c) of the IRC or (v) for the purpose of establishing or maintaining any concealed funds or concealed bank account.

         5.26 CUSTOMERS. Exhibit 5.26 includes a correct list of the twenty (20) largest customers of Mycom for each of the past two (2) fiscal years and the amount of business done by Mycom with each such customer for each year. Neither Mycom, Subsidiary nor the Mycom Shareholders has any knowledge or information, or are aware of any facts indicating that any of the customers will or intend to
(a) cease doing business with Mycom; (b) materially alter the amount of business they are presently doing with Mycom; or (c) not do business with Mycom after the Closing Date.

         5.27 SUPPLIERS. Exhibit 5.27 sets forth the names of and description of contractual arrangements (whether or not binding in writing) with the ten (10) largest suppliers of Mycom and any sole suppliers of significant goods or services (other than electricity, gas, telephone or water) to Mycom. Neither Mycom, Subsidiary nor the Mycom Shareholders has any knowledge or information, or are aware of any facts indicating that any of the suppliers of Mycom will or intend to (a) cease doing business with Mycom; (b) materially alter the amount of business they are presently doing with Mycom; or (3) not do business with Mycom after the Closing Date.

         5.28 ACCURACY OF STATEMENTS. Neither this Agreement nor any written report, statement, list, schedule, document, exhibit, certificate or other written information furnished or to be furnished by either Mycom, Subsidiary or any Mycom Shareholder in connection with this Agreement or any of the transactions contemplated hereby contains or shall contain an untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

                                    SECTION 6

                   REPRESENTATIONS AND WARRANTIES OF BROUGHTON

         Broughton represents and warrants to Mycom and the Mycom Shareholders as follows:

         6.1 ORGANIZATION AND QUALIFICATION. Broughton is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio and has full power and lawful authority to execute, deliver and perform this Agreement.

         6.2 AUTHORIZATION.

              (a) All requisite corporate action to approve, execute, deliver and perform this Agreement and each of the other Agreements, instruments and other documents to be delivered by and on behalf of Broughton in connection herewith has been taken by Broughton. This Agreement has been duly and validly executed and delivered by

Broughton and constitutes the valid and binding obligation of Broughton enforceable in accordance with its terms. All other agreements, instruments and documents to be executed and delivered by and on behalf of Broughton in connection herewith will, when executed and delivered, constitute the valid and binding obligation of Broughton enforceable in accordance with its respective terms.

              (b) No authorization, approval, consent or order of, or registration, declaration or filing with, any court, governmental body or agency or other public or private body or entity, or person is required in connection with the execution, delivery or performance of this Agreement or any other agreement, instrument or document to be delivered by or on behalf of Broughton in connection herewith.

              (c) Neither the execution or delivery nor performance of this Agreement or any other agreements, instruments or documents to be delivered by or on behalf of Broughton in connection herewith does or will (i) conflict with, violate or result in any breach of any judgment, decree, order, statute, rule or regulation applicable to Broughton (ii) conflict with, violate or result in any breach of any agreement or instrument to which Broughton is a party or by which Broughton is bound, or constitute a default thereunder or give rise to a right to acceleration of any obligation of Broughton; or (iii) conflict with or violate any provision of the Articles of Incorporation or Code of Regulations of Broughton.

                                    SECTION 7

                      COVENANTS AND CONDUCT OF THE PARTIES

         Mycom, Subsidiary, the Mycom Shareholders and Broughton covenant and agree that from the date hereof through the Effective Time:

         7.1 INVESTIGATIONS. Mycom and Subsidiary shall give Broughton, and the employees, accountants, attorneys and other authorized representatives of Broughton, full access during all reasonable times to all the premises, properties, books and records (including without limitation, all corporate minutes and stock transfer records) of Mycom and Subsidiary, and shall furnish Broughton with such financial operating data, analysis and other information of any kind respecting the business and properties of Mycom and Subsidiary as Broughton shall from time to time reasonably request. Any investigation shall be conducted in a manner which does not unreasonably interfere with the operation of the business of Mycom or Subsidiary. In the event of termination of this Agreement, Mycom, Subsidiary, the Mycom Shareholders and Broughton shall, upon request, each return to the other all documents, work papers and other material (and all copies thereof) obtained in connection with the transactions contemplated hereby from the other and his or its representatives, associates, agents or affiliates. Broughton shall use its best efforts to cause the employees, accountants, attorneys and other authorized representatives of

Broughton to hold in strict confidence all data and information obtained by it from Mycom and Subsidiary (unless such data or information is or becomes readily ascertainable from public or published information or trade sources); and Broughton shall not, and Broughton shall use its best efforts to insure that such employees, accountants, attorneys and other authorized representatives do not, disclose such information to others; provided, that Broughton may file or otherwise submit such data and information to any regulatory authority or state agency in connection with obtaining regulatory approval to facilitate or consummate the transactions contemplated by this Agreement without any liability to Mycom, Subsidiary or the Mycom Shareholders. Mycom, Subsidiary and the Mycom Shareholders shall use their best efforts to cause the employees, accountants, attorneys and other authorized representatives of Mycom and Subsidiary to hold in strict confidence all data and information obtained by them from Broughton (unless such data or information is or becomes readily ascertainable from public or published information or trade sources); and Mycom, Subsidiary and the Mycom Shareholders shall not, and they shall use their best efforts to insure that such employees, accountants, attorneys and other authorized representatives do not, disclose such information to others; provided that Mycom and Subsidiary may file or otherwise submit such data and information to any regulatory authority or state agency in connection with obtaining regulatory approval to facilitate or consummate the transactions contemplated by this Agreement without any liability to Broughton. Broughton and/or a firm of certified public accountants designated by Broughton may perform a preacqusition audit or audits of Mycom and Subsidiary, and in connection with such preacquisition audit or audits may perform such procedures, including the mailing of verification requests to Mycom and Subsidiary clients and customers and others as Broughton reasonably deems necessary.

         7.2 DIRECTOR APPROVAL. Mycom and the Mycom Shareholders covenant that the Board of Directors of Mycom and Subsidiary have unanimously approved this Agreement and the Plan of Merger and no further action is required to be taken on the part of Mycom or Subsidiary in connection with the consummation of the transactions contemplated hereby.

         7.3 CONSENTS. Mycom, Subsidiary, the Mycom Shareholders and Broughton shall each use their best efforts to procure as promptly as reasonably possible upon reasonable terms and conditions all consents and approvals, the completion of all filings, all registrations and certificates, and the satisfaction of all other requirements prescribed by law which are necessary for the consummation of the transactions contemplated by this Agreement. Neither Mycom nor Subsidiary shall take any action which shall prevent the presentations, warranties and covenants of Mycom or Subsidiary set forth herein from being true and correct at the Closing. Broughton shall not take any action which shall prevent the representations, warranties and covenants of Broughton set forth herein from being true and correct at the Closing.

         7.4 CONDUCT OF BUSINESS IN THE ORDINARY COURSE. Mycom, Subsidiary and the Mycom Shareholders covenant and agree that since December 31, 2000 and from the date hereof until the Effective Time, except to the extent that Broughton shall otherwise consent in writing, Mycom and Subsidiary have operated and will operate its Business substantially as presently operated and only in the ordinary course of business and, consistent with such operation, will use its best efforts to preserve intact for the benefit of Broughton the present business organization of Mycom's and Subsidiary's business and the relationships and goodwill of supplies, customers, clients and others having business relations with Mycom and Subsidiary. From the date hereof until the Effective Time, neither Mycom nor Subsidiary shall without the prior written consent of
Broughton:

              (a) issue or cause to be issued any shares of capital stock or any options, warrants, or other rights to subscribe for or purchase any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock of Mycom and Subsidiary;

              (b) directly or indirectly redeem, purchase, or otherwise acquire any shares of capital stock;

              (c) effect a split, reverse split, reclassification or other change of any shares of capital stock, or other reorganization or recapitalization;

              (d) amend the Articles of Incorporation or Code of Regulations of Mycom or Subsidiary;

              (e) increase the compensation payable or to become payable to any of their directors, officers or employees (including any salary, bonus, insurance, pension, or other benefit plan, payment or arrangement made to, for or with any such officers or employees) regardless of whether such increase was authorized prior to the execution of this Agreement;

              (f) borrow or agree to borrow any amount of funds or, except in the ordinary course of business, incur any obligation or liability or directly or indirectly guarantee or agree to guarantee any obligations of others except in the normal and ordinary course of business;

              (g) enter into any agreement, contract or commitment which, if entered into prior to the date of this Agreement, would be required to be listed in an exhibit delivered to Broughton pursuant to the terms of, or in connection with, this Agreement, or would modify, amend or terminate any agreement required to be listed in any such exhibits;

              (h) place or suffer to exist on any of the assets or properties of Mycom or Subsidiary any mortgage, pledge, lien or any encumbrance;

              (i) cancel any material indebtedness owning to Mycom or Subsidiary or any claims which Mycom or Subsidiary may have possessed, or waive any material rights of substantial value or discharge or satisfy any material noncurrent liabilities;

              (j) sell or otherwise dispose of a substantial part of the assets of Mycom or Subsidiary, or sell or agree to sell any of their assets except in the ordinary course of business;

              (k) commit any act or omit to do any act which would cause a material breach of any agreement, contract or commitment which is listed in an exhibit delivered to Broughton pursuant to the terms of, or in connection, this Agreement, or which would have an adverse effect on the business, financial condition or earnings of Mycom or Subsidiary;

              (m) violate any law, statute, rule, governmental regulation, order, or undertaking which violation might have an adverse effect on the business, financial condition or earnings of Mycom or Subsidiary;

              (n) fail to maintain Mycom's or Subsidiary's books, accounts and records in the usual manner on a basis consistent with that heretofore employed;

              (o) fail to pay, or make adequate provisions for the payment of, all taxes (current or deferred), interest payments and penalties (whether or not reflected in any of the returns of Mycom or Subsidiary as filed) due and payable (and/or accruable for all periods prior to the Closing Date, including that portion of its fiscal year prior to and including the Closing Date) to any city, county, state, foreign country, the Unites States or any other taxing authority;

              (p) except in the ordinary course of business, sell or dispose of any bonds, shares of capital stock or other investment securities;

              (q) issue any letters of credit or increase in a material amount any contingent liabilities whether under letters of credit or otherwise; or

              (r) take any action which shall prevent the representations, warranties and covenants of Mycom or Subsidiary set forth herein from being true and correct at the Closing.

         7.4 PRESERVATION OF BUSINESS. Mycom, Subsidiary and the Mycom Shareholders shall use their best efforts to preserve the possession and control of all Mycom and Subsidiary's assets, to preserve the goodwill of customers and others with whom Mycom and Subsidiary have business relations, and to do nothing knowingly to impair the ability to keep and preserve the businesses of Mycom and Subsidiary existing on the date of this Agreement.

         7.5 NOTIFICATION OF MATERIAL CHANGES AND LITIGATION. Mycom, Subsidiary and the Mycom Shareholders shall provide Broughton with prompt written notice, accompanied by a detailed description and analysis, of (a) any adverse or potentially adverse material changes in the condition, earnings or business of Mycom or Subsidiary, (b) any event or condition of any character (whether actual, threatened or contemplated) that has materially adversely affected, or can reasonably be expected to materially and adversely affect the financial condition, business or assets of Mycom or Subsidiary or to cause any of its business to be carried on materially less profitably than prior to this Agreement, (c) all Claims, regulatory proceedings and litigation (whether actual, threatened or contemplated and whether or not material) against or possibly involving (i) the common stock of Mycom or Subsidiary, (ii) Mycom Shareholders, or (iii) any officer or director of Mycom or Subsidiary (whether or not such actual, threatened or contemplated Claims, regulatory proceedings or litigation arise in connection with the actions taken or alleged to be taken by any officer or director in his or her capacity as an officer or director), and
(d) all changes in information set forth in any exhibit hereto. Such adverse or potentially adverse material changes or such Claims, proceedings or litigation shall include, without limitation, any adverse or potentially adverse change in or any litigation arising in connection with any item or matter reported on any Exhibit delivered by Mycom or Subsidiary in connection with this Agreement.

         7.6 COOPERATION. Mycom, Subsidiary, the Mycom Shareholders and Broughton shall each cooperate, and shall each cause their respective employees, representatives and agents to cooperate, fully, completely and promptly with the others in connection with satisfying all conditions set forth in this Agreement and effecting the transactions contemplated hereby.

         7.7 MYCOM AND SUBSIDIARY FINANCIAL STATEMENTS. Mycom and Subsidiary shall deliver to Broughton as soon as they become available all interim financial statements of Mycom and Subsidiary issued after the date of this Agreement.

         7.8 DISCUSSIONS WITH OTHER PURCHASERS. Neither Mycom, Subsidiary nor the Mycom Shareholders shall solicit, authorize the solicitation of or enter into any discussions with any third party (a) to purchase any shares of the capital stock or any option or warrant to purchase shares of the capital stock of Mycom or Subsidiary or any securities convertible into capital stock of Mycom or Subsidiary or any other equity security of any of them; (b) to make a tender or exchange offer for any shares of stock of Mycom or Subsidiary or any other equity security of any of them; (c) to purchase, lease or otherwise acquire all or a substantial portion of the assets of Mycom or Subsidiary; or (d) to merge, consolidate or otherwise combine with Mycom or Subsidiary.

         7.10 PUBLICITY. All post-closing public announcements relating to this Agreement or the transactions contemplated hereby will be made by the Surviving Corporation. The


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



Surviving Corporation must approve any public announcements made prior to the Closing relating to this Agreement or the transactions contemplated hereby.

                                    SECTION 8

                               FURTHER AGREEMENTS

         8.1 MYCOM AND SUBSIDIARY EMPLOYEES. Mycom, Subsidiary, and the Mycom Shareholders covenant that Mycom shall have no severance pay liability to any Mycom or Subsidiary employee who terminates employment with Mycom following the Closing.

         8.2 WORK FOR MYCOM CLIENTS. If subsequent to, and within two years after the Effective Date, any client of Mycom seeks the assistance of Mycom to resolve any matter handled by Mycom prior to the Effective Date, and if Mycom, in good faith, determines that Mycom should not bill the client for such work because Mycom's work involves or will involve correcting or completing work previously performed by Mycom, the Mycom Shareholders shall pay Mycom upon the completion of such work the fair value fo the services so performed by Mycom plus an amount equal to all out of pocket expenses incurred by Mycom in connection therewith. Mycom shall consult with the Mycom Shareholders before undertaking any work to correct or complete work which has been performed by Mycom for which Mycom will seek reimbursement from the Mycom Shareholders. Mycom and the Mycom Shareholders shall cooperate reasonably in assessing the work required and the cost involved. Notwithstanding the above, Mycom shall make no claim against the Mycom Shareholders to pay Mycom for (i) any corrective services performed by Mycom if Mycom receives reimbursement of such amounts through any insurance, or (ii) any reimbursement of any of Mycom's legal expenses associated with the work described herein. Mycom shall make no claim against the Mycom Shareholders for the cost of such work or the out of pocket expenses of such work until the aggregate amount of the value of such work and out of pocket expenses exceed Five Thousand Dollars ($5,000.00), in which event damages shall only be asserted by Mycom to the extent the value of such work and out of pocket expenses exceed Five Thousand Dollars ($5,000.00) in the aggregate.

         8.3 RELEASE BY SHAREHOLDERS. Each Mycom Shareholder as of the Effective Date shall, and does hereby, release and discharge Mycom and Subsidiary from all actions, claims or demands of every kind and nature which any of the Mycom Shareholders have or may have against Mycom or Subsidiary, whether based upon contract or otherwise, arising (i) before such date, or (ii) arising or based upon any theory of, whether legal or equitable, including but not limited to, indemnification, contribution, subrogation, unjust enrichment, assignment or otherwise, for any inaccuracy, breach or misrepresentation of any representation, warranty, covenant or agreement made by Mycom under this Agreement. Nothing contained herein shall constitute a release of any right of the Mycom Shareholders arising under this Agreement, a release of any rights with respect to any claim under any medical or dental plan(s) currently maintained by Mycom or Subsidiary, or a release with respect to any of the Mycom Shareholder's interests or rights in any Employee Benefit Plan maintained by Mycom or Subsidiary.

         8.4 PERSONAL GUARANTEES. Following the Closing, Mycom shall cause the release of Mycom Shareholders from the personal guaranties undertaken by the Mycom Shareholder on behalf of Mycom for certain debts and obligations of Mycom relating to a short term revolving credit line in the amount of Six Hundred Thousand Dollars ($600,000.00) and a long term Provident Bank loan in the approximate amount of One Hundred and Fifty Thousand Dollars ($150,000.00). Prior to the Closing, the Mycom Shareholders shall provide the Broughton Shareholders with a complete list of all guarantees made by the Mycom Shareholders on behalf of Mycom.

         8.5 ERRORS AND OMISSIONS INSURANCE. At the Closing, Mycom shall have in place a policy of professional and/or errors and omissions liability insurance coverage insuring Mycom against any claims for professional misconduct, malpractice, negligence, malfeasance or nonfeasance with respect to conduct of the Mycom and Subsidiary business for the period beginning no less than three years prior to the Effective Time.

                                    SECTION 9

                 SURVIVAL OF AND RELIANCE UPON REPRESENTATIONS,
                   WARRANTIES AND AGREEMENTS; INDEMNIFICATION

         9.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The parties acknowledge and agree that: (i) the representations and warranties made by Mycom, Subsidiary and the Mycom Shareholders in Sections 5.5, 5.8, 5.10, 5.11, 5.13, 5.14, 5.16, 5.17, 5.19 and 5.22 shall survive until the expiration of the statute of limitations applicable to claims relating to or arising under the subject matter thereof; and (ii) the agreements referred to in Sections 4 and 8 shall survive for the terms therein provided. All other representations, warranties, covenants and agreements made by Broughton, Mycom, Subsidiary and the Mycom Shareholders shall survive and remain operative and in full force and effect for a period of three (3) years following the Effective Time. Notwithstanding the previous sentence, the time in which Broughton may seek indemnification from Mycom, Subsidiary or the Mycom Shareholders for any inaccuracy or misrepresentation of any warranty or representation described in item (i) of this paragraph 9,1 shall not be limited by the duration of the representation and warranty made in paragraph 5.28.

         9.2 RELIANCE UPON AND ENFORCEMENT OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS.

              (a) Mycom, Subsidiary and the Mycom Shareholders hereby agree that, notwithstanding any right of Broughton to fully investigate the affairs of Mycom and Subsidiary, and notwithstanding knowledge of facts determined or determinable by Broughton pursuant to such investigation or right of investigation, Broughton has the right to rely fully upon the representations, warranties, covenants and agreements of Mycom, Subsidiary or Mycom Shareholders contained in this Agreement and upon the accuracy of any document, certificate or exhibit given or delivered to Broughton pursuant to the provisions of this Agreement.

              (b) Broughton hereby agrees that, notwithstanding any right of Mycom, Subsidiary and Mycom Shareholders to fully investigate the affairs of Broughton, and notwithstanding knowledge of facts determined or determinable by Mycom and Subsidiary pursuant to such investigation or right of investigation, Mycom, Subsidiary and Mycom Shareholders have the right to rely fully upon the representations, warranties, covenants and agreements of Broughton contained in this Agreement and upon the accuracy of any document, certificate or exhibit given or delivered to Mycom, Subsidiary and the Mycom Shareholders pursuant to the provisions of this Agreement.

         9.3 INDEMNIFICATION BY THE MYCOM SHAREHOLDERS. The Mycom Shareholders, jointly and severally, shall indemnify Broughton and the Broughton Shareholders against and hold it harmless from:

                   (i) any and all loss, damage, liability or deficiency resulting from or arising out of any inaccuracy in or breach or non-fulfillment of any representation, warranty, covenant, agreement or obligation made or incurred by Mycom, Subsidiary and/or the Mycom Shareholders herein or in any other agreement, instrument or document delivered by or on behalf of Mycom and Subsidiary in connection herewith; and

                   (ii) any and all costs and expenses (including reasonable legal and accounting fees) related to any of the foregoing.

The Mycom Shareholders agree that if Broughton or the Broughton Shareholders seek or obtain indemnification from the Mycom Shareholders after the Effective Time, the Mycom Shareholders shall not seek, and hereby waive and release any and all rights to seek or obtain, any legal or equitable remedy they, individually or collectively, may have against Mycom or Subsidiary based upon any legal or equitable theory including but not limited to indemnification, contribution, unjust enrichment, subrogation, assignment or otherwise.

         9.4 INDEMNIFICATION BY BROUGHTON. Broughton shall indemnify Mycom, Subsidiary and The Mycom Shareholders against and hold them harmless from any and all loss, damage, liability or deficiency resulting from or arising out of:

              (a) any and all loss, damage, liability or deficiency resulting from or arising out of any inaccuracy in or breach or non-fulfillment or any representation, warranty, covenant, agreement or obligation made or incurred by Broughton herein or in any other agreement, instrument or document delivered by or on behalf of Broughton in connection herewith;

              (b) Any and all costs and expenses (including reasonable legal and accounting fees) related to any of the foregoing.

         9.5 NOTIFICATION OF AND PARTICIPATION IN CLAIMS.

              (a) Notice of a claim for indemnification shall be sent within twenty (20) days after the party to be indemnified has received notification of such claim, but failure to notify the indemnifying party shall in no event prejudice the right of the party to be indemnified under this Agreement unless the indemnifying party shall be prejudiced by such failure and then only to the extent of such prejudice; PROVIDED, that any claim for indemnification must be asserted in writing before the expiration of the applicable period of survival specified in Section 9.1. In the event that any legal proceeding shall be instituted or any claim or demand is asserted by any third party in respect of which Mycom or the Mycom Shareholders on the one hand, or Broughton on the other hand, may have an obligation to indemnify the other, the party asserting such right to indemnify (the "Party to be Indemnified") shall give or cause to be given to the party from whom indemnity is sought (the "Indemnifying Party") written notice thereof and the Indemnifying Party shall have the right, at its option and expense, to participate in the defense of such proceeding, claim or demand, but not to control the defense, negotiation or settlement thereof, which control shall at all times rest with the Party to be Indemnified, unless the Indemnifying Party irrevocably acknowledges in writing full and complete responsibility for and agrees to provide indemnification to the Party to be Indemnified, in which such case such Indemnifying Party may assume such control through counsel of its choice and expense. In the event the Indemnifying Party assumes control of the defense, the Indemnifying Party shall not be responsible for the legal costs and expenses of the Party to be Indemnified in the event that the Party to be Indemnified decides to join in such defense. The parties agree to cooperate fully with each other in connection with the litigation, defense, negotiation or settlement of any third party legal proceeding, claim or demand.

              (b) If the Party to be Indemnified is also the party controlling the defense, negotiation or settlement of any matter, and if the Party to be Indemnified determines to compromise the matter, the Party to be Indemnified shall immediately advise the Indemnifying Party of the terms and conditions of the proposed settlement. If the Indemnifying Party agrees to accept such proposal, the Party to be Indemnified shall proceed to conclude the settlement of the matter, and the Indemnifying Party shall immediately indemnify the Party to be Indemnified pursuant to the terms of Sections 9.3 and 9.4 hereof, subject to the limitations set forth elsewhere in this Section 9. If the Indemnifying Party does not agree within 14 days to accept the settlement (said 14 day period to begin on the first business day following the date such party receives a complete copy of the settlement proposal), the Indemnifying Party shall immediately assume control of the defense, negotiation or settlement thereof, at that Indemnifying Party's expense. Thereafter, the Party to be Indemnified shall be indemnified in the entirety for any liability arising out of the ultimate defense, negotiation or settlement of such matter.

              (c) If the Indemnifying Party is the party controlling the defense, negotiation or settlement of any matter, and the Indemnifying Party determines to compromise the matter, the Indemnifying Party shall immediately advise the Party to be Indemnified of the terms and conditions of the proposed settlement and irrevocably acknowledge in writing full and complete responsibility for, and agree to provide indemnification of the Party to be Indemnified. If the Party to be Indemnified agrees to accept such proposal, the Indemnifying Party shall proceed to conclude the settlement of the matter, and immediately indemnify the Party to be Indemnified pursuant to the terms of Sections 9.3 and 9.4 hereof. If the Party to be Indemnified does not agree within 14 days to accept the settlement (said 14 day period to begin on the first business day following the date such party receives a complete copy of the settlement proposal), the Party to be Indemnified shall immediately assume control of the defense, negotiation or settlement thereof, at the Party to be Indemnified's expense. If the full amount paid to resolve the claim is less than the amount of the original proposed settlement made by the Indemnifying Party, then the Party to be Indemnified shall receive such indemnification pursuant to Sections 9.3 or 9.4 hereof, including any and all expenses incurred by the Party to be Indemnified in connection with the defense, negotiation or settlement of such matter. If the amount finally paid to resolve the claim is equal to or greater than the amount of the original proposed settlement proposed by the Indemnifying Party, then the Indemnifying Party shall provide indemnification pursuant to Sections 9.3 and
9.4 for the amount of the original settlement proposal submitted by the Indemnifying Party, and the Party to be Indemnified shall be responsible for all amounts in excess of the original settlement proposal submitted by the Indemnifying Party and all costs and expenses incurred by the Party to be Indemnified in connection with such defense, negotiation or settlement.

                                   SECTION 10

                              CONDITIONS OF CLOSING

         10.1 CONDITIONS PRECEDENT TO BROUGHTON'S OBLIGATIONS. The obligation of Broughton to perform in accordance with this Agreement and to consummate the transactions herein contemplated is subject to the satisfaction of the following conditions at or before the Closing:

              (a) Mycom, Subsidiary and the Mycom Shareholders shall have complied with and performed all of the agreements and covenants hereunder required to be performed by them prior to or at the Closing;

              (b) The representations, warranties, covenants and agreements of Mycom, Subsidiary and the Mycom Shareholders contained herein and made pursuant hereto shall be true and accurate in all material respects as of the Closing as if such representations, warranties, covenants and agreements had been made as of the Closing, and Mycom and Subsidiary and the Mycom Shareholders shall execute and deliver to Broughton at the Closing a certificate to that effect;

              (c) The legal opinion of Futro & Trauernicht LLC, counsel for Mycom, Subsidiary, and the Mycom Shareholders, in substantially the form attached hereto as Exhibit 10.1(c);

              (d) There shall be no pending or threatened legal action which, if successful, would prohibit consummation or require substantial rescission of the transactions contemplated by this Agreement;

              (e) Since February 28, 2001, there has been no material adverse change in the assets of Mycom or Subsidiary or the operations of Mycom's or Subsidiary's Business;

              (f) All presently existing leases, permits and Service Agreements of Mycom and Subsidiary shall continue in full force and effect without modification;

              (g) Broughton shall be satisfied, in Broughton's reasonable discretion, with the results and findings of all inspections described in
Section 7.1 above and the financial results of Mycom's and Subsidiary's Business as disclosed by the financial statements produced pursuant to Section 5.7.

              (h) Mycom, Subsidiary and the Mycom Shareholders shall have delivered to Broughton and/or the Broughton Shareholders, at or before the Closing, the following documents, all of which shall be in form and substance reasonably acceptable to the Broughton and its counsel:

                   (i) Certificates for Twenty Million (20,000,000) shares of Mycom Stock as described in Section 1.2. Ten Million (10,000,000) of such shares shall be issued to Bransom and Ten Million (10,000,000) of such shares shall be issued to Bobbitt;

                   (ii) All minute books, stock certificates and transfer books, contracts, policies of insurance, tax returns, records of every kind and nature and all other documents and writings belonging or relating to Mycom and Subsidiary and their corporate organization, business and assets;

                   (iii) Certified copies of the corporate actions taken by the Board of Directors and Shareholders of Mycom and Subsidiary, authorizing the execution, delivery and performance of this Agreement;

                   (iv) Certificate of Good Standing for Mycom and Subsidiary from the Secretary of State of Nevada and Ohio dated no earlier than thirty (30) days prior to the Closing Date;

                   (v) Certificates signed by the Mycom Shareholders, dated the Closing Date, to the effect that the representations and warranties of Mycom and Subsidiary and the Mycom Shareholders contained herein are true and correct in all material respects as of the Closing just as if such representations and warranties had been made at that time, except for changes contemplated by this Agreement, and that all of the covenants and conditions to be performed or complied with by Mycom and Mycom Shareholders at or prior to the Closing have been performed or complied with.

                   (vi) Consents and approvals of all third parties, if any, necessary for Mycom and Subsidiary and the Mycom Shareholders to execute, deliver and perform this agreement;

                   (vii) Copies of the Articles of Incorporation, Code of Regulations and By-Laws of Mycom and Subsidiary, certified as true and correct by the Mycom Shareholders;

                   (viii) Such other documents which Broughton reasonably deems necessary to effectuate this Agreement.

                   (ix) Resignations, Employment and Non-Competition Agreements contemplated by Section 4.

              (h) The Closing shall have occurred on or prior to April 3, 2001 unless the delay is the result of a breach of this Agreement by Broughton.

         10.2 CONDITIONS PRECEDENT TO OBLIGATIONS OF MYCOM, SUBSIDIARY AND MYCOM SHAREHOLDERS. The obligations of Mycom, Subsidiary and Mycom Shareholders to perform in accordance with this Agreement and to consummate the transactions herein contemplated are subject to the satisfaction of the following conditions at or before the Closing:

              (a) Performance by Broughton of all of the agreements and covenants to be performed by Broughton at or before the Closing;

              (b) The representations, warranties, covenants and agreements of Broughton contained herein and made pursuant hereto shall be true and accurate in all material respects as of the date of Closing as if such representations, warranties, covenants and agreements had been made as of the Closing, and Broughton shall execute and deliver to Mycom, Subsidiary and Mycom Shareholders at the Closing a certificate to that effect;

              (c) There shall be no pending or threatened legal action against Broughton which, if successful, would prohibit consummation or require substantial rescission of the transactions contemplated by this Agreement;

              (d) Broughton shall deliver to Mycom, Subsidiary and Mycom Shareholders at or before the Closing the following documents, all of which shall be in form and substance acceptable to Mycom and Subsidiary Shareholders and their counsel:

                   (i) Certificates for all outstanding common stock, no par value per share, of Broughton. Such certificates shall be in form for transfer, duly endorsed in blank by the Broughton Shareholders, or with appropriate duly executed stock transfer powers attached;

                   (ii) The legal opinion of Lindhorst & Dreidame Co., LPA, counsel for Broughton and the Broughton Shareholders, in substantially the form attached hereto as Exhibit 10.2(d)(ii);

                   (iii) Certified copies of the corporate actions taken by Broughton authorizing the execution, delivery and performance of this Agreement;

                   (iv) Certificate of Good Standing for Broughton from the Secretary of State of Ohio dated no earlier than thirty (30) days prior to the date of Closing;

                   (v) Certificates signed by the President or Vice President of Broughton dated the Closing to the effect that the representations and warranties of Broughton contained herein are true and correct as of the Closing, just as if such representations and warranties had been made at that time, and that all of the covenants and conditions to be performed or complied with by the Broughton at or prior to the Closing have been performed or complied with.

                   (vi) The Employment Agreements described in Section 4.

              (e) The Closing shall have occurred on or prior to April 3, 2001 unless the delay is a result of a breach of this Agreement by Mycom, Subsidiary or the Mycom Shareholders.

                                   SECTION 11

                               GENERAL PROVISIONS

         11.1 EXPENSES. Except to the extent otherwise specifically provided herein, Broughton will bear and pay all of its expenses incident to the transactions contemplated by this Agreement which are incurred by Broughton or its representatives and Mycom and the Mycom Shareholders shall bear and pay all of the expenses incident to the transactions contemplated by this Agreement which are incurred by Mycom, Subsidiary and/or the Mycom Shareholders.

         11.2 NOTICES. All notices, requests, demands and other communications required or permitted to be given or made under this Agreement shall be given or made in writing by registered or certified mail, return receipt requested, or by telex or by facsimile transmission and will be deemed to have been given or made on the date following delivery at the locations described below. Any notice or other communication required or permitted to be given under this Agreement shall be in writing and addressed as follows:

                  (a)      IF TO BROUGHTON, TO:

                           Bobbitt & Bransom, Inc..
                           d/b/a Broughton International Enterprise & Web Solutions
                           4243 Hunt Road, Suite 215
                           Cincinnati, Ohio 45242

                           WITH A COPY TO:

                           Rob R. Bransom
                           President
                           Bobbitt & Bransom, Inc..
                           d/b/a Broughton International Enterprise & Web Solutions
                           4243 Hunt Road, Suite 215
                           Cincinnati, Ohio 45242

                           WITH A COPY TO:

                           Lindhorst & Dreidame Co., L.P.A.
                           312 Walnut Street, Suite 2300
                           Cincinnati, Ohio  45202
                           Attention:  William N. Kirkham
                           Facsimile: (513) 421-0212

                  (b)      IF TO BROUGHTON SHAREHOLDERS, TO:

                           ___________________________
                           ___________________________
                           ___________________________
                           ___________________________

                           WITH A COPY TO:

                           Lindhorst & Dreidame Co., L.P.A.
                           312 Walnut Street, Suite 2300
                           Cincinnati, Ohio  45202
                           Attention:  William N. Kirkham
                           Facsimile: (513) 421-0212

                  (c)      IF TO MYCOM, TO:

                           Mycom Group, Inc.
                           602 Main Street, Suite 1200
                           Cincinnati, Ohio 45202

                           WITH A COPY TO:

                           __________________________

                           ___________________________
                           ___________________________
                           ___________________________
                           ___________________________

                  (d)      IF TO SUBSIDIARY, TO:

                           FBT Transaction, Inc.
                           ___________________________
                           ___________________________
                           ___________________________
                           ___________________________

                           WITH A COPY TO:

                           ___________________________
                           ___________________________
                           ___________________________
                           ___________________________

                  (e)      IF TO MYCOM SHAREHOLDERS, TO:

                           ___________________________
                           ___________________________
                           ___________________________
                           ___________________________

                           WITH A COPY TO:

                           ___________________________
                           ___________________________
                           ___________________________
                           ___________________________


         11.3 BINDING EFFECT. Except as may be otherwise provided herein, this Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

         11.4 HEADINGS. The headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

         11.5 SCHEDULES AND EXHIBITS. The Schedules and Exhibits referred to in this Agreement constitute an integral part of this Agreement as if fully rewritten herein.

         11.6 COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which constitute together one and the same document.

         11.7 GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the laws of the State of Ohio.

         11.8 SEVERABILITY. If any provision of this Agreement shall be held unenforceable, invalid, or void to any extent for any reason, such provision shall remain in force and effect to the maximum extent allowable, if any, and the enforceability or validity of the remaining provisions of this Agreement shall not be affected thereby.

         11.9 WAIVERS; REMEDIES ACCUMULATED. No waiver of any right or option hereunder by any party shall operate as a waiver of any other right or option, or the same right or option with respect to any subsequent occasion for its exercise, or of any right to damages. No waiver by any party of any breach of this Agreement or of any representation or warranty contained herein shall be held to constitute a waiver of any other breach or a continuation of the same breach. All remedies provided in this Agreement are in addition to all of the remedies provided by law. No waiver of any of the provisions of this Agreement shall be valid and enforceable unless such waiver is in writing and signed by the party granting the same.

         11.10 TERMINATION. This Agreement may be terminated at any time prior to the Closing without liability of any party to the other by (i) the mutual consent of Broughton, Mycom and Subsidiary, (ii) Broughton if the conditions set forth in Paragraph 10.1 hereof shall not have been met, or (iii) Mycom or Subsidiary if the conditions set forth in Paragraph 10.2 hereof shall not have been met, and (iv) Broughton if any change shall have occurred or be threatened with respect to the Mycom and Subsidiary Business or assets which in the reasonable judgment of Broughton has or may have a material adverse effect on the Mycom and Subsidiary Business or the assets; provided, however, if such termination is the result of a material breach of this Agreement by either party hereto, it shall not relieve such breaching party of any liability it may have to the other party which is occasioned thereby.

         11.11 ASSIGNMENTS. Except as otherwise provided in this Agreement, no party shall assign its rights or obligations hereunder prior to Closing without the prior written consent of the other party.

         11.12 ENTIRE AGREEMENT. This Agreement and the agreements, instruments and other documents to be delivered hereunder constitute the entire understanding and agreement concerning the subject matter hereof. All negotiations between the parties hereto are merged into this Agreement, and there are no representations, warranties, covenants, understandings, or agreements, oral or otherwise, in relation thereto between the parties other than those incorporated herein and to be delivered hereunder. Except as otherwise expressly contemplated by this Agreement, nothing expressed or implied in this Agreement is intended or shall be construed so as to grant or confer on any person, firm or corporation other than the parties hereto any rights or privilege hereunder. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by the parties hereto.

         11.13 CONSTRUCTION OF THE AGREEMENT. In the event this Agreement is interpreted by any court of competent jurisdiction, no party shall be deemed the drafter of this Agreement and such court of law shall not construe this Agreement or any provisions thereof against any party as the drafter thereof.

         11.14 "TO THE KNOWLEDGE OF". To the extent related to the representations and warranties made by Mycom, Subsidiary and the Mycom Shareholders herein, the phrases "to the knowledge of", "to the best knowledge of" and "known to" or any similar phrase shall mean to the information, facts or events which any officer, director or key employee of Mycom or any Mycom Shareholder knows or reasonably should know in connection with his or her duties as an officer or director of Mycom or in connection with his or her ownership of Mycom stock.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Signed and acknowledged in the            MYCOM GROUP, INC.,
presence of:                                a Nevada corporation


____________________________              By:_________________________________

                                          Title:______________________________
____________________________


                                          FBT TRANSACTION, INC.,
                                            an Ohio corporation

____________________________              By:_________________________________

                                          Title:______________________________
____________________________

                                          BOBBITT & BRANSOM, INC. d/b/a
                                          BROUGHTON INTERNATIONAL
                                          ENTERPRISE & WEB SOLUTIONS, an
                                          Ohio corporation

____________________________              By:_____________________________

                                          Title:__________________________
----------------------------



                                          MYCOM SHAREHOLDERS

----------------------------              ________________________________
                                          ALLAN MASSEY

----------------------------




----------------------------              --------------------------------
                                          PATTI MASSEY

----------------------------



----------------------------              --------------------------------
                                          JOAN CAROLL

----------------------------



----------------------------              --------------------------------
                                          GEORGE YOUNG

----------------------------

                                          BRANSOM SHAREHOLDERS



----------------------------              --------------------------------
                                          JAMES T. BOBBITT

----------------------------



----------------------------              --------------------------------
                                          ROB B. BRANSOM

                                                                       Exhibit C


                                    AGREEMENT

THIS AGREEMENT by and between LEHMANN COMPANY (hereinafter called LC) 8859 Cincinnati-Dayton Road, Suite 003, West Chester, Ohio 45069 and BOBBITT & BRANSOM, INC. D.B.A. Broughton International, 4243 Hunt Road, Cincinnati, OH. 45242, (hereinafter called SELLER) is entered into this fourteenth (14) day of October 1999.

WITNESSETH

WHEREAS LC is to provide a presentation of data with information that is sufficient to allow a prospective buyer to make an initial offering for the purchase of the business and assets, and SELLER hereby grants to LC the EXCLUSIVE RIGHT TO SELL and authority to act as agent to arrange the sale of SELLER'S Business and Assets or any part thereof, the parties agree as follows:

1. SELLER agrees to supply and provide LC with access to all "Company" data and information that LC, in its sole discretion deems necessary to the presentation work. SELLER agrees that all information furnished to LC will be true and correct and/or complete and accurate in all material respects to the best of SELLER'S knowledge. SELLER agrees to fully disclose all information necessary to determine a proper valuation as well as provide full disclosure of any known disparities or omissions in the information supplied by SELLER.

2. LC agrees to assimilate data and information in a form of presentation that provides data sufficient for prospective purchasers of SELLER to evaluate the concern and make an initial contingent offer. Such presentation will include Company financial statements, sales volumes and realizations, asset information, personnel data, and other information deemed necessary by LC.

3. LC hereby agrees that all information concerning SELLER (whether prepared by SELLER, its representatives or advisors or otherwise) which is furnished to LC by or on behalf of SELLER will be used solely by LC for the purpose of the activities described above, and for no other purpose. LC further agrees that such information will be kept confidential, and in no event will be used in any way detrimental to SELLER or SELLER'S shareholders.

4. Upon request of SELLER at any time and for any reason, LC shall promptly return all confidential information and will either destroy or return any other written material containing or reflecting any information included in the confidential information and will not retain any copies or other reproductions in whole or in part of such written material. Notwithstanding any such return or destruction, LC shall continue to be bound by the obligations hereunder.

5. SELLER authorizes LC to contact prospective purchasers of the business and, subject to appropriate confidentiality agreements, disclose the information necessary for them to evaluate the business.

6. SELLER represents and warrants that SELLER is duly authorized to represent all owners, direct or indirect, of the business, and that the terms and conditions of this agreement bind such owners.

7. SELLER agrees to pay LC a non-refundable retainer of two thousand five hundred Dollars ($2,500) for payment of consulting services and marketing. If no completion fee is due LC then LC shall keep the retainer as compensation for services hereunder. Any completion fee paid in accordance with this agreement, as defined in paragraph 8 below shall be reduced by this retainer.

8. Upon the completion of a sale of SELLER'S business and assets, SELLER will pay to LC a completion fee equal to two percent (2.0%) of the Selling Price If such selling price is less than $5,000,000, or two and one-half percent (2.5%) of the Selling Price, if such selling price totals $5,000,000 or more, up to $6,160,000 or three percent (3.0%) of the Selling Price if such selling price exceeds $6,160,000. The total "Selling Price" of the business and assets specifically includes any amounts paid to the seller by the buyer, including, but not limited to, amounts allocated to non-compete agreements and consulting agreements, plus assumed liabilities and obligations (excluding Accounts Payable).

If the sale of the business and assets is completed in the form of a sale of stock rather than assets, then the total selling price for purposes of the completion fee, will include the amounts paid for the shares of stock plus any amounts paid for non-compete or consulting agreements plus the total of SELLER'S liabilities (excluding Accounts Payable) at the date of closing, including un-booked income tax liabilities for depreciation recapture on assets transferred in the sale. Such fee will be payable at closing.

If the purchase is made with all or a portion of the price paid with Common Stock, LC will be paid its fee with:

         (a) The same proportionate share as that of seller of shares of such stock and cash with value equal to its' fee as described in paragraph 8.,

         (b) or the cash equivalent equal to 75% of the value of the purchase tendered and paid with Common Stock, with a stock price value defined on the day of closing, whichever option may be chosen by LC.

9. SELLER hereby grants LC an interest in the proceeds from the sale of the business to secure payment of the completion fee due under this agreement. SELLER authorizes and instructs any person or entity who may be handling the closing of the business to pay and disburse out of the sales proceeds directly to LC an amount equal to the completion fee due under this agreement. Such person or entity handling the closing of the sale of the business is entitled to rely on the written instructions and directions of LC for the payment of the completion fee due hereunder as long as the person or entity handling the closing has been given a copy of this agreement.

10. The term "sale" is defined as any transfer, conveyance, merger, consolidation, exchange, creation of partnership, indenture or disposition of the business, including, but not limited to, the sale, consignment, assignment, lease or hypothecation of the business, its capital stock, assets or any portion thereof (other than in the ordinary course of business).

11. The completion fee described in paragraph 8 shall be earned and payable to LC, in cash, or stock as described in paragraph 8, above, upon the occurrence of any of the following events:

         a.) The sale of the business during the existence of this agreement.

         b.) The sale of the business at any time within two (2) years after the termination of this agreement, if such sale is made to any purchaser with whom LC or the SELLER or any agent of the SELLER had any documented contact, which contact revealed the SELLER'S name (not a generic letter offering the sale of "a company" without specific identification), and if such prospective Buyer was revealed, in writing, to the SELLER as a prospective Buyer by LC, during the term of this agreement.

         c.) SELLER accepts, in writing, an offer from a prospective purchaser, signs a letter of intent, and then SELLER withdraws or negates the sale for no valid business or financial reason. In the event the Buyer withdraws, negates its' offer or fails to qualify for financing of the purchase, the SELLER is not obligated to pay LC a completion fee.

12. SELLER agrees to refer any and all inquiries he may receive or be aware of, with respect to the sale of the business to LC. This agreement will remain in effect for a primary period of 180 days from signing the date hereof. After the primary period this agreement shall continue until terminated by operation of law or upon ten (10) days written notice to termination delivered by one party to the other. If within two years after the expiration of this agreement SELLER completes a sale of the business and assets to any party, person or entity contacted by LC during the term of this agreement as defined in paragraph 10 above, then LC will be entitled to the completion fee described in 7 above.


ACCEPTED BY:


BOBBITT & BRANSOM, INC.                     LEHMANN COMPANY


Rob R. Bransom, Chairman                    T. Clay Lehmann, President
-------------------------------------       ------------------------------------
Name and Title                              Name & Title



-------------------------------------       ------------------------------------
Signature                                   Signature

-------------------------------------       ------------------------------------
       Date                                        Date

                              ADDENDUM TO AGREEMENT



The following condition and terms are in addition to those contained in the Agreement dated October 14, 1999, and amended on April 25, 2000, between Lehmann Company and Bobbitt&Bransom, Inc., dba Broughton International.

- It is agreed by all who sign, below, that if the terms of the transaction between Bobbitt&Bransom, Inc. and Mycom Group, Inc. contemplated in the letter of intent signed and dated February 23, 2001 results in the purchase of Mycom Group Inc, by Broughton Acquisition, LLC, an Ohio limited liability company to be formed by the Bobbitt&Bransom Shareholders, also known as the Broughton Shareholders.

- As total and final compensation for services rendered as part of this transaction, Bobbitt&Bransom, Inc. agrees to convey and The Lehmann Company and Clay Lehmann agrees to accept two hundred and fifty thousand (250,000) shares of Mycom Group, Inc. Common Stock to be conveyed at the closing of this proposed transaction. The seventy five percent (75%) cash option is waived.

- The terms of this addendum replace all earlier documents and agreements executed between the parties signing below and releases Bobbitt&Bransom, Inc. from any all opligations to the Lehmann Company, actual or implied.




ACCEPTED BY:

Bobbitt&Bransom, Inc.                            Lehmann Company

Rob R. Bransom, President                        T. Clay Lehmann


/s/ Rob R. Bransom                               /s/ T. Clay Lehmann
--------------------                             --------------------


James T. Bobbitt, Secretary


/s/ James T. Bobbitt
--------------------

                              ADDENDUM TO AGREEMENT



The following condition and terms are in addition to those contained in the Agreement dated October 14, 1999, between Lehmann Company (hereinafter called
LC) and Bobbitt & Bransom, Inc. D.B.A. Broughton International (hereinafter called SELLER).

This ADDENDUM is executed this ______ day of April, 2000.

The primary period as defined in the Agreement between these parties is hereby
--------------------------------------------------------------------------------
extended to July 31, 2000.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



-------------------------------------    ---------------------------------------
T. Clay Lehmann, President                  Rob R. Bransom, Chairman
Lehmann Company                             Bobbit & Bransom, Inc.
                                            Broughton Internation, Inc.




                                                                        Form 341